Exhibit 96.3

CEMENTOS SELVA S.A.C.

Technical Report Summary (TRS)

Tioyacu Quarry

and

Rioja Cement Plant

20-F 229.601 (Item 601)

Exhibit 96

Index

1.	Executive Summary		1
	1.1.	Location and access	1
	1.2.	Climate	1
	1.3.	History	1
	1.4.	Geological environment and mineralization	3
	1.5.	Exploration	3
	1.6.	Preparation of samples, analysis and security	3
	1.7.	Data verification	4
	1.8.	Mineral processing and metallurgical test	4
	1.9.	Mineral Resources and Reserves	5
	1.10.	Mining Methods	6
	1.11.	Processing Plant and Infrastructure	7
	1.12.	Market studies	7
	1.13.	Capital, Operating costs and Economic Analysis	9
	1.14.	Adjacent properties	11
	1.15.	Conclusions	11
	1.16.	Recommendations	13
2.	Introduction		14
	2.1.	Participants	14
	2.2.	Terms of Reference	14
	2.3.	Conventions	16
	2.4.	Previous Work and Sources of Information	16
	2.5.	Details of QP Personal Inspection	16
	2.6.	Previously Filed Technical Report Summary	16
3.	Property description		17
	3.1.	Tioyacu quarry	17
	3.2.	Rioja plant	20
4.	Accessibility, climate, local resources, infrastructure and physiography		22
	4.1.	Tioyacu quarry and Rioja plant	22
5.	History		24
6.	Geological setting, mineralization, and deposit		25
	6.1.	Regional geology	25
	6.2.	Local geology	25
	6.3.	Characteristics of the deposit	26

i

7.	Exploration				28
	7.1.	Drilling			28
	7.2.	Hydrogeology			28
	7.3.	Geotechnical studies			29
8.	Sample preparation, analysis, and security				30
	8.1.	Geology and quarry			30
		8.1.1.	Preparation of samples, procedures, assays and laboratories		30
		8.1.2.	Quality Assurance Procedures		31
		8.1.3.	Sample security		31
		8.1.4.	Chain custody		32
		8.1.5.	Qualified person’s opinion on quarry QAQC		32
	8.2.	Rioja plant			33
		8.2.1.	Sample preparation, procedures, assays and laboratories		33
			8.2.1.1.	Raw materials sample preparation	33
			8.2.1.2.	Laboratory Analysis	33
		8.2.2.	Quality Assurance Procedures		34
		8.2.3.	Sample security		35
		8.2.4.	Qualified Person’s Opinion on cement plant QAQC		35
9.	Data verification				36
	9.1.	Geology and quarry			36
		9.1.1.	Data Verification procedure		36
		9.1.2.	Data collection		36
		9.1.3.	Management and Validation of Database		36
		9.1.4.	Tracking Data		36
		9.1.5.	Validation of Data		37
		9.1.6.	Qualified Person’s Opinion Geologic Data		38
	9.2.	Rioja plant			38
		9.2.1.	Data verification procedures		39
		9.2.2.	Data validation		39
		9.2.3.	Qualified Person’s Opinion on cement plant		39
10.	Mineral processing and metallurgical testing				40
	10.1.	Nature of Testing Program			40
	10.2.	Cement Manufacturing Test Results			41
	10.3.	Qualified Person’s Opinion of the Adequacy of the Test Data			41
11.	Mineral Resources estimates				42
	11.1.	Database			43
	11.2.	Density			44

	11.3.	Compositing		44
	11.4.	Basic statistics of the data (Assay – Composites)		44
	11.5.	Extreme values		45
	11.6.	Variogram Analysis		45
	11.7.	Interpolation		46
	11.8.	Resource estimation		47
		11.8.1.	Cut-off	47
		11.8.2.	Reasonable Prospects of Economic Extraction	48
		11.8.3.	Mineral Resource classification	48
	11.9.	Qualified Person’s Opinion		49
12.	Mineral Reserves estimates			50
	12.1.	Criteria for Mineral Reserves estimation		50
		12.1.1.	Run of Mine (ROM) determination criteria	50
		12.1.2.	Cement Plant recovery	51
	12.2.	Reserves estimation methodology		51
	12.3.	Mineral Reserve estimate		51
	12.4.	QP’s Opinion on Risk Factors affecting Reserve Estimates		52
13.	Mining methods			53
	13.1.	Mining methods and equipment		53
	13.2.	Geotechnical models		54
	13.3.	Hydrological models		55
	13.4.	Other Mine Design and Planning Parameters		55
	13.5.	Annual production rate		56
	13.6.	Mining plan		56
	13.7.	Life of Mine		57
	13.8.	Staff		57
14.	Processing and recovery methods			58
	14.1.	Process Plant		58
	14.2.	Raw materials for the cement production		59
	14.3.	Flow sheet		60
	14.4.	Main equipment		60
	14.5.	Material balance cement plant		60
		14.5.1.	Material balance	61
	14.6.	Process losses		61
	14.7.	Water consumption		61
	14.8.	Fossil fuel consumption		62

	14.9.	Electric power consumption		62
	14.10.	Maintenance Plan		62
	14.11.	Staff		62
15.	Infrastructure			63
	15.1.	Tioyacu quarry		63
	15.2.	Rioja Plant		63
16.	Market Studies			64
	16.1.	The cement market in Peru		64
	16.2.	Industry and Macroeconomic Analysis		65
	16.3.	The North Region Market		67
	16.4.	Cement price		68
	16.5.	Current and future demand		69
17.	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups.			72
	17.1.	Environmental Aspects		72
		17.1.1.	Tioyacu quarry	72
		17.1.2.	Rioja plant	75
	17.2.	Solid waste disposal		75
	17.3.	Qualified Person’s Opinion		76
18.	Capital and operating costs			77
	18.1.	Basis for operating and capital costs for the quarry and plant		77
	18.2.	Capital and Operating Cost Estimates		78
	18.3.	Capital and Operating Cost Estimation Risks		79
19.	Economic Analysis			80
	19.1.	Methodology: Discounted Cash Flow (Free)		80
	19.2.	Assumptions		80
		19.2.1.	General and Macroeconomic Assumptions	80
		19.2.2.	Income and Cost Assumptions	81
	19.3.	Financial Model Results		81
	19.4.	Sensitivity Analysis		84
20.	Adjacent properties			86
21.	Other relevant data and information			86
22.	Interpretation and conclusions			87
23.	Recommendations			89
24.	References			90
25.	Reliance on information provided by registrant			91

Index of tables

Table 1	Mineral Resources (exclusive of Reserves) of Tioyacu quarry	5
Table 2	Mineral Reserves of Tioyacu quarry	6
Table 3	Projection of demand and price for the next 26 years	8
Table 4	Free Cash Flow and valuation	10
Table 5	Mineral Resources (exclusive of Reserves) of Tioyacu quarry	12
Table 6	Mineral Reserves of Tioyacu quarry	13
Table 7	List of Cementos Pacasmayo S.A.A. QPs	15
Table 8	QP’s field visit	16
Table 9	UEA Rioja Concessions	17
Table 10	UEA Rioja Concessions	18
Table 11	Central coordinates of the UEA Rioja property	18
Table 12	Central coordinates of the Rioja plant	20
Table 13	Characteristics of Tioyacu quarry	26
Table 14	Drilling campaigns in Tioyacu quarry	28
Table 15	Quality Plan of the Tioyacu quarry	31
Table 16	Tests and frequency for each stage of the process	34
Table 17	Quality Plan of Rioja plant	34
Table 18	Lithologic units of the Tioyacu quarry geological model	42
Table 19	Rioja plant material restrictions	43
Table 20	Characteristics of the block model	43
Table 21	Limestone density per horizon	44
Table 22	Basic statistics of the limestone horizon data	45
Table 23	Basic statistics of the data of the marly limestone horizon.	45
Table 24	Variogram modeling parameters	46
Table 25	Ordinary Kriging Estimation Parameters CaO	46
Table 26	Resource estimates (exclusive of Reserves) at the Tioyacu quarry	47
Table 27	Criteria for Resource classification	49
Table 28	Mineral Reserves expressed in millions of tonnes	51
Table 29	Equipment of the Tioyacu quarry	54
Table 30	Tioyacu quarry design criteria	54
Table 31	Stability Analysis	55
Table 32	2021 piezometric data	55
Table 33	Summary of Tioyacu quarry design parameters	55
Table 34	Mining plan for the next 26 years	56
Table 35	Main equipment in Rioja plant	60
Table 36	Balance for raw meal production	61
Table 37	Balance for cement production.	61
Table 38	Fuel consumption in Rioja plant	62
Table 39	Cement shipments at domestic level (in thousands of tonnes)	65
Table 40	Types of products of Rioja plant	68
Table 41	Forecast of future demand for Rioja cement plant	71
Table 42	Cost structure of Tioyacu quarry and Rioja plant	77
Table 43	Operating costs forecast of quarry and plant	78
Table 44	Investment forecast in quarry and plant	79
Table 45	Profit and Loss Statement	82
Table 46	Free Cash Flow and valuation	83
Table 47	Sensitivity analysis of the Net Present Value	84
Table 48	Sensitivity analysis of the EBITDA	84
Table 49	Mineral Resources (exclusive of Reserves) of Tioyacu quarry	88
Table 50	Mineral Reserves of Tioyacu quarry	88
Table 51	List of Cementos Selva S.A.C. information.	91

v

Index of figures

Figure 1	Tioyacu quarry mining sequence	6
Figure 2	Sensitivity of Net Present Value (expressed as %)	11
Figure 3	Sensitivity of EBITDA (expressed as %)	11
Figure 4	UEA Rioja map	19
Figure 5	Rioja plant map	21
Figure 6	Regional stratigraphic column	25
Figure 7	Local stratigraphic column of the Tioyacu quarry.	26
Figure 8	Geological Section of the Tioyacu quarry	27
Figure 9	Tioyacu quarry mining sequence	53
Figure 10	Tioyacu quarry final pit	57
Figure 11	Rioja plant process block diagram	60
Figure 12	Segmentation of the cement market in Peru	64
Figure 13	Global GDP and Construction sector GDP MoM variation (%)	66
Figure 14	Historic prices of cement in Peru	69
Figure 15	Evolution of the national demand of cement	70
Figure 16	Sensitivity of Net Present Value (expressed as %)	84
Figure 17	Sensitivity of EBITDA (expressed as %)	85
Figure 18	Concession Calizas Tioyacu and adjacent concessions.	86

1.	Executive Summary

Cementos Selva S.A.C. (CSSAC), a wholly-owned subsidiary of Cementos Pacasmayo S. A.A., is a Peruvian company whose corporate purpose is the production of cement and other products associated with the construction sector. This Technical Report Summary summarizes the Pre-feasibility study of the Tioyacu quarry located in the San Martin Region and the Rioja plant located in the same region, both owned by CSAAC. Qualified persons (QPs) from Cementos Pacasmayo have prepared the report to support the Resources and Reserves Estimates.

1.1.	Location and access

The Tioyacu quarry contains limestone, a non-metallic mineral that is primarily used as raw material in cement production. This quarry is located in the district of Elías Soplin Vargas, Rioja Province, San Martin Region. The access route to this quarry is by land through the Fernando Belaunde Terry highway. The cement plant located in the city of Rioja is adjacent to the Tioyacu quarry.

1.2.	Climate

The vegetation is evergreen with lianas and vines, many of which are covered by epiphytes of the Bromeliaceae family. The forests have a very heterogeneous floristic composition.

The climate in this Amazon region in northern Peru is mainly influenced by the following factors: the Intertropical Convergence Zone (ITCZ), the presence of the Eastern Cordillera of the Andes and the Extratropical Fronts.

1.3.	History

On February 6, 1998, the public auction of the Rioja Cement Plant was held, and Consorcio Pacasmayo was awarded the contract. To comply with the terms of the auction, Consorcio incorporated and subsequently transferred ownership of the plant to Cementos Rioja S.A. The award mentioned above included, by public deed dated April 8, 1998, the non-metallic mining concession “Calizas Tioyacu.” The Tioyacu quarry began operations as Cementos Rioja S.A. in 2000.

As historical information about the quarry, a campaign of 460 meters of drilling was carried out in 05 drill holes located in the eastern flank of the “Tioyacu” limestone-dolomitic massif executed by the company Andes Diamantina S.R.L., at the end of 1982 into early 1983. The objective was to determine the feasibility of a new portland cement plant in the region of San Martin. The exploration study identified significant limestone material suitable for cement manufacturing.

In 2015, Cementos Selva S.A. commissioned Geosym Consultores S.A.C. to carry out prospecting work through drilling. A total of 6 mixed drill holes were drilled, conveniently located and distributed along the Tioyacu quarry: 2 drill holes in the southern sector, 03 drill holes in the central area, and 1 drill hole in the northern sector, to geologically evaluate the deposit and know its conditions at depth. These 6 drill holes drilled during that campaign in conjunction with blast hole information and geological evaluation work allowed the CSSAC to update its Mineral Resources and Reserves.

From 2018 to the present, Cementos Selva S.A., with the help and support of mining software such as Leapfrog and Minesight, has developed the updated estimates of its Mineral Resources and Reserves at the Tioyacu quarry.

On March 1, 2022, Cementos Selva S.A. changed its corporate name to Cementos Selva S.A.C. (CSSAC).

From October to November, 2023, the Rioja plant stopped its operations because of a general power outage in the area.

In December 2023, Cementos Selva started a diamond drilling campaign of 6 drill holes to confirm Resources and Reserves.

On 2024, no blasting activities were carried out from May to September in the Tioyacu quarry due to delays from the authority for permits. In November 2024 CSSAC carried out diamond drilling at the Tioyacu quarry in order to update the quarry’s mineral resources and reserves.

1.4.	Geological environment and mineralization

The strata of the district of Elias Soplin Vargas, province of Rioja, San Martin region consists of Paleozoic/Mesozoic Age sedimentary formations of the Mitu Group, Pucara Group, Chambara Formation, Celendín Formation, Aramachay Formation, Condorsinga Formation, Ipururo Formation, and Quaternary Deposits.

1.5.	Exploration

Cementos Selva S.A.C. did not carry out any exploration activities at the Tioyacu quarry during the current year. The exploration activities described in section 1.3 describe the exploration work at the Tioyacu quarry till date.

In 2024, Cementos Selva carried out a drilling campaign at the Tioyacu quarry in order to confirm Mineral Resources and Reserves.

1.6.	Preparation of samples, analysis and security

Cementos Selva S.A.C. has implemented international standards in all its operations such as quarries and plants. The ISO 9001 standards has been implemented and certified since 2015. The certification is renewed annually through an external audit.

The SSOMASIG (Security, Occupational Health, Environment and Management Systems) department, is part of the team that determines and gives the necessary support for the maintenance of the ISO 9001 and the scope is in all the company’s activities.

Cementos Selva S.A.C. has implemented QAQC protocols to develop exploration and production activities in the Tioyacu quarry and Rioja plant to ensure the quality of the information used for estimation of limestone Resources and Reserves.

With respect to the geology, CSSAC uses XRF characterization and other analytical methods to analyze the main chemical components in the limestone. In the cement plant, the raw materials for the production of clinker and cement are analyzed using methods specified in the ASTM and Peruvian Technical Standards for cement testing. The laboratory in the cement plant has properly calibrated equipment and a periodic maintenance plan.

On the other hand, the Rioja plant, through its Quality Assurance and Control department, has implemented a sampling and data verification plan, which applies to the processes of receiving minerals, crushing of materials, drying of raw materials, grinding of raw meal, clinkerization, grinding of cement and cement packaging

1.7.	Data verification

Concerning geological activities, CPSAA has a data verification department for the geological database. The main function of this department is the verification of data to be used in the estimation of Mineral Resources and Reserves. For the appropriate administration of information, internal protocols have been implemented that are subject to internal audits. The geologic data verification activities include data collection, administration and validation received from internal and external laboratories, data tracking through the confirmation of custody chains and finally, validation of data in the database. CPSAA (and CCSAC) staff use verified data in developing the Mineral Resources and Reserves model.

For data verification activities at the cement plant, CCSAC uses the Plan, Do, Check and Act (PDCA) methodology. This is applied to the technical information received from the company’s internal and external customers. The quality control laboratory compares the results with national and international laboratories as part of the verification procedures.

1.8.	Mineral processing and metallurgical test

Cementos Pacasmayo has procedures for developing products at the laboratory level and scaling at the industrial level (including at Cementos Selva S.A.C. operations). It has guidelines for preparing, reviewing, insurance, and controlling laboratory test reports. Cemento Pacasmayo has a research and development laboratory located in the Pacasmayo plant to evaluate the technical aspects of cement plants and quarry operations.

At the Pacasmayo plant, the studies conducted in the Research and Development laboratory and the Quality Control department include the substitution of fossil fuels for rice husks at the Rioja plant. The main objective of the substitution of fossil fuels is the reduction of CO2 or greenhouse gas emissions. In 2024, CSSAC used 3,272 t of alternative fuel (measured as coal equivalent) in the Rioja plant. This result represented 7.10% of the 8,853 t of CO2.

A significant percentage of Research and Development activities are focused on evaluating different ratios between clinker-mineral additions providing the best functional characteristics to our products and at the same time balancing the benefits generated for the company. Another objective is to identify other additions that can substitute for clinker: slag, pozzolana, fly ash, calcined clays, etc., to reduce its environmental footprint and the cost of cement production. Based on this work, the laboratory has determined (and confirmed with production estimates) that 1 tonne of limestone yields 0.77 tonnes of clinker and the clinker/cement factor of the main cements with additions is 0.74.

The Research Laboratory issues technical reports to the operations department following international standards. The operations department evaluates the convenience of implementing the tests industrially and validates what is reported at the laboratory level.

1.9.	Mineral Resources and Reserves

Cementos Pacasmayo’s QPs developed the estimates of limestone Resources and Reserves contained in this technical report summary (TRS). The evaluation uses information from exploration activities carried out until 2023.

Table 1 shows the limestone Resources. The result of the estimation of Resources considered the quality restrictions of limestone received at Rioja plant, accessibility to the Resources and legal limits inherent to the mining concessions, and relevant economic and technical factors.

The minimum quality accepted is 51% CaO to be used as raw material for production. Considering the selling prices of cement at the Rioja plant, the economic evaluation used for the estimates of Resources and Reserves is shown in Chapter 19.

Table 1 Mineral Resources (exclusive of Reserves) of Tioyacu quarry

	Resources	Tonnes M	CaO (%)	Al2O3 (%)	MgO (%)	SiO2 (%)	K2O (%)
Limestone	Measured	22.5	48.41	0.97	0.59	9.51	0.25
	Indicated	4.9	47.56	0.48	3.16	6.05	0.19
	Measured + Indicated	27.4	48.26	0.88	1.05	8.90	0.24
	Inferred	9.0	50.33	0.38	2.48	3.31	0.19

The Reserves calculation considered the Mineral Resource estimates and the quality criteria, relevant modifying factors, and limestone extraction costs.

The mining method used is open pit mining. The financial results are shown in Chapter 19. Table 2 presents the Mineral Reserve estimates.

Table 2 Mineral Reserves of Tioyacu quarry

	Reserves	Tonnes M	CaO (%)	Al2O3 (%)	MgO (%)	SiO2 (%)	K2O (%)
Limestone	Proven	6.3	51.54	0.55	1.01	4.04	0.21
	Probable	4.9	50.95	0.30	2.29	2.67	0.14
	Total	11.2	51.28	0.44	1.56	3.45	0.18

1.10.	Mining Methods

Cementos Selva S.A.C., a wholly-owned subsidiary of Cementos Pacasmayo S.A.A, is the current owner of the Tioyacu quarry. Cementos Selva S.A.C. carries out the planning, production, supervision and quality control of the quarry to verify the activities and production according to the requirements of Rioja plant.

Figure 1 Tioyacu quarry mining sequence

The major equipment used for the production of limestone at the Tioyacu quarry is a track drill, excavator, front loader, and dump truck. Also, auxiliary equipment is necessary, including pickups, lubricator trucks, and other equipment.

The mining plan of the Tioyacu quarry considers an average annual production of 0.4 million tonnes of limestone for the next 26 years.

Based on the plant requirements and sales projection for the next 26 years, the pit design parameters for the Tioyacu quarry are inter-ramp bench slope angle, bench height, safety bench and width of ramps.

1.11.	Processing Plant and Infrastructure

Cement production considers the stages of raw material extraction, grinding, homogenization, clinkerization, cement grinding, silo storage and packaging, loading, and transportation. Cement is moved through conveyor belts to bagging systems to be packed in bags and then loaded onto trucks operated by third parties for distribution.

The raw materials for cement production are Limestone, Sand, Iron, Clay, Coal. The mixture of these raw materials is raw meal and is fed to the calcination kiln to produce clinker.

Limestone represents 74% by weight of the raw meal. Anthracite coal is also used as part of the raw material for the production of clinker. Clinker and additions are used to produce cement. The additions used in cement production are slag, pozzolana, and gypsum. Currently, the cement plant in Rioja has a clinker/cement factor of 0.74.

The Rioja plant has an electrical substation with a capacity of 12 MVA. Rioja plant uses electric power, which is supplied from the national grid.

Cementos Selva has implemented a preventive and corrective maintenance plan for equipment to prevent interruptions to cement production. Additionally, operating efficiency controls costs and operating margins.

1.12.	Market studies

The Peruvian cement market is geographically segmented by regions: north region, central region and south region. Diverse companies supply each region.

The main companies that comprise the cement market in Peru are: Cementos Pacasmayo S.A.A., UNION Andina de Cementos S.A.A., Yura S.A. and Cementos Selva S.A.C. Additionally, there are companies that import cement or clinker, such as Caliza Cemento Inca S.A., Distribuidora Cemento Nacional S.A.C., CEMEX Perú S.A., and Cal & Cemento Sur S.A., amongst others.

Companies that market cement in Peru follow the Peruvian Technical Standards associated with cement technical specifications.

The types of cement produced by the main cement companies of the country are Type I, Type V, Type ICO, Type IL, Type GU, Type MS (MH), Type HS, Type HE, Type MH.

Cementos Pacasmayo, a leading company in the production and sales of cement in the North Region, has market presence in the following cities: Cajamarca, Chiclayo, Chimbote, Jaén, Pacasmayo, Piura, Rioja, Tarapoto, Trujillo, Tumbes, Yurimaguas and Iquitos. The company has a Market share of over 92.1% in the north region of the country.

For Cementos Selva S.A.C. the overall shipments of the Rioja plant for 2024 were 318 thousand tonnes. It supplied 10.3% of the country’s North Region cement demand, and its cement sales represented 11.2% of the three cement plant’s overall shipments.

Table 3 shows the projected demand and price per ton of cement for the next 26 years.

Table 3 Projection of demand and price for the next 26 years

	Shipments (tonnes)	Revenue S/ x t

2025P	346,229	577.8
2026P	353,153	589.4
2027P	360,216	601.2
2028P	367,421	613.2
2029P	374,769	625.5
2030P	382,264	638.0
2031P	389,910	650.7
2032P	397,708	663.8
2033P	405,662	677.0
2034P	413,775	690.6
2035P	422,051	704.4
2036P	430,492	718.5
2037P	439,102	732.8
2038P	440,000	747.5
2039P	440,000	762.4
2040P	440,000	777.7
2041P	440,000	793.2
2042P	440,000	809.1
2043P	440,000	825.3
2044P	440,000	841.8
2045P	440,000	858.6
2046P	440,000	875.8
2047P	440,000	893.3
2048P	440,000	911.2
2049P	440,000	929.4
2050P	440,000	948.0

1.13.	Capital, Operating costs and Economic Analysis

This document presents the cash flow analysis and an economic evaluation of the project based on the current operating costs of the Rioja plant and using limestone production information for the Tioyacu quarry. For the Mineral Reserves evaluation, the general and macroeconomic assumptions used for the projection of the free/economic cash flows and for the valuation are:

●	Projection horizon: 26 years (2025 to 2050) according to the estimated quarry life.

●	Annual inflation rate, 2.90%, based on Banco Central de Reserva del Perú as of projection 2025: applies equally to sales price, costs and expenses.

●	Capital cost projections were determined using a historical ratio of annual investments and maintenance costs, which also considers the increase in production volume.

●	The company’s financing structure is considered in the discount rate (WACC), which is 10.79%, not in the cash flows.

●	Income tax rate: effective rate of actual (historical) business results, 29% - 30%.

●	Workers’ Profit Sharing: 10%.

●	Exchange rate: exchange rate is assumed to remain at 3.80 (USD/PEN).

The economic analysis considers the same evaluation criteria for estimating Resources and Reserves, considering that the Tioyacu quarry is one location using the same infrastructure and mining methods. The main variables considered in the economic model for the sensitivity analysis were cement price, production cost, and CAPEX. The free cash flow is constructed for the economic analysis, which does not incorporate the financing structure. The latter is considered in the weighted average cost of capital of the company (WACC) to discount future cash flows. The following financial parameters were calculated:

●	26-year mine life

●	Average plant throughput of 0.4 million tonnes per year over the 26-year projection.

●	Average sales price of 748.3 soles per ton of cement, on average for the 26-year projection, at nominal values.

●	Revenues of 314 million soles, on average for the 26-year projection.

●	Average cash production cost of 508.2 soles per ton of cement, on average for the 26-year projection, at nominal values.

Table 4 presents the cash flow of the project. The NPV at a discount rate of 10.79%, is 525 million soles.

Table 4 Free Cash Flow and valuation

	FCF - Valuation (Thousand S/)
	(-) Taxes (EBIT*t)	(-) CapEx	EBITDA Rioja Plant	Free Cash Flow

2025P	-26,634	-7,500	83,220	49,086
2026P	-28,047	-7,718	87,655	51,891
2027P	-29,966	-7,941	92,357	54,449
2028P	-28,957	-8,172	89,585	52,456
2029P	-31,136	-8,409	95,291	55,747
2030P	-32,321	-8,652	98,962	57,988
2031P	-31,046	-8,903	95,936	55,987
2032P	-32,808	-9,162	101,145	59,175
2033P	-34,340	-9,427	105,622	61,855
2034P	-32,968	-9,701	102,565	59,897
2035P	-34,785	-9,982	107,708	62,941
2036P	-36,912	-10,271	112,206	65,022
2037P	-36,140	-10,569	109,240	62,531
2038P	-37,189	-10,876	112,328	64,263
2039P	-38,026	-11,191	114,688	65,470
2040P	-36,045	-11,516	109,499	61,938
2041P	-25,931	-11,850	81,863	44,083
2042P	-26,493	-12,193	83,224	44,537
2043P	-24,229	-12,547	77,270	40,494
2044P	-24,789	-12,911	79,099	41,400
2045P	-28,812	-13,285	90,366	48,269
2046P	-26,659	-13,670	84,782	44,453
2047P	-27,359	-14,067	86,978	45,552
2048P	-27,779	-14,475	88,407	46,153
2049P	-25,686	-14,895	82,596	42,015
2050P	-26,280	-15,327	84,521	42,914

WACC	10.79%
Economic NPV (Thousand S/)	524,650

Figures 2 and 3 show the sensitivity analysis, which shows the influence of changes in prices, operating costs, and capital costs on NPV and EBITDA, respectively.

Figure 2 Sensitivity of Net Present Value (expressed as %)

Figure 3 Sensitivity of EBITDA (expressed as %)

1.14.	Adjacent properties

The Calizas Tioyacu borders to the north of the Cementos Selva S.A.C concession is the Rioja 2 concession owned by Cementos Selva S.A.C; to the east of the mining concession is the Rioja 4 concession owned by Cementos Selva S.A.C, to the southwest is the Rioja 3 concession owned by Cementos Selva S.A.C

1.15.	Conclusions

●	From a legal point of view, Cementos Selva S.A.C. has ownership of the mining properties for the exploration, development, and production of limestone to supply the cement plants for normal production during the life of the quarry.

●	Cementos Selva S.A.C. has been complying with international ISO-9001 standards since 2015 and has implemented Quality Assurance and Quality Control (QAQC). The controls are applied for the construction of the geological Model and for estimating the Mineral Resources and Reserves.

●	Cementos Selva S.A.C. has a quality assurance system in its operations that includes sample preparation methods, procedures, analysis and security, which comply with the best practices in the industry.

●	The information verification and validation processes are carried out following the procedures indicated in the information flows. The validated information is congruent with the one that generated the geologic models, which is the fundamental basis for the estimation of Mineral Resources.

●	The geological modeling of the limestone deposit considers the updated data from the 2023 drilling campaign.

●	The Mineral Resource and Reserve estimation considers the geologic characteristics and modifying factors as well as due consideration of risk: geologic and associated with evaluation of modifying factors. The main quality variable is the CaO content which is very stable in the deposit. There are other secondary variables that determine the quality of the Reserves.

●	In the process of estimating Mineral Reserves and in the production plans of the quarry these variables have been adequately considered in the mining plan, properly sequenced, and with blending processes. There are sufficient proven and probable Reserves for the next 26 years.

●	Tables 5 and 6 show the Mineral Resources and Reserves of the Tioyacu quarry, respectively.

Table 5 Mineral Resources (exclusive of Reserves) of Tioyacu quarry

	Resources	Tonnes M	CaO (%)	Al2O3 (%)	MgO (%)	SiO2 (%)	K2O (%)
Limestone	Measured	22.5	48.41	0.97	0.59	9.51	0.25
	Indicated	4.9	47.56	0.48	3.16	6.05	0.19
	Measured + Indicated	27.4	48.26	0.88	1.05	8.90	0.24
	Inferred	9.0	50.33	0.38	2.48	3.31	0.19

Table 6 Mineral Reserves of Tioyacu quarry

	Reserves	Tonnes M	CaO (%)	Al2O3 (%)	MgO (%)	SiO2 (%)	K2O (%)
Limestone	Proven	6.3	51.54	0.55	1.01	4.04	0.21
	Probable	4.9	50.95	0.30	2.29	2.67	0.14
	Total	11.2	51.28	0.44	1.56	3.45	0.18

●	The cement plant located in Rioja has equipment and facilities available for cement production, using limestone from the Tioyacu quarry and other necessary materials.

●	The Health, Safety and Environment department is in charge of supervising and ensuring compliance with the Company’s corporate policies and the various legal requirements of the national regulatory bodies by all company departments.

●	Through its Social Responsibility department, Cementos Selva S.A.C. has built relationships of trust with the communities surrounding its operations, identifying their primary needs in health, education, urban development and local development.

●	Infrastructure-wise, the operation in Tioyacu quarry and Rioja plant, in relation to infrastructure, is technically and economically feasible due to the life of the quarry.

●	The sensitivity analysis shows that the operation is economically robust.

1.16.	Recommendations

●	Maintain the QAQC program for exploration, development and production activities associated with cement production.

●	Include QAQC plans and density control for the subsequent diamond drilling campaigns.

●	Finish the drilling campaign that began in 2024 and carry out the geological interpretation of the data generated during the campaign, so that it can be incorporated into the Mineral Resource and Reserve model, which will provide greater support and robustness to the models.

●	Maintain permanent monitoring of the installed piezometers both for water levels and water quality, to evaluate the evolution of levels during the production of the Tioyacu quarry.

2.	Introduction

2.1.	Participants

This Technical Summary Report (TRS) was prepared for Cementos Selva by qualified persons (QP’s) who work for Cementos Selva and Cementos Pacasmayo, who according to their qualifications and experience developed the chapters based on their expertise. Likewise, the aforementioned QPs used the Company’s information sources, information validated and approved by the competent authorities in Peru and public information sources. Table 7 shows the qualified persons who prepared this document, as well as the chapters and information under their responsibility.

Marco Carrasco, who holds the position of Project Manager of Cementos Pacasmayo and is certified by the Mining and Metallurgical Society of America (MMSA) of the United States as a QP, served as the supervising QP. He acted as Project Manager, whose primary role was to compile the information received from the QPs of each chapter to have an integrated document. Each QP is responsible for the section they wrote.

2.2.	Terms of Reference

This technical report summary was prepared as an exhibit to support disclosure of Mineral Resources and Reserves by Cementos Selva, a wholly-owned subsidiary of Cementos Pacasmayo SAA. This report summarizes the results of the Pre-feasibility study of the “Calizas Tioyacu” property for the production of limestone using open pit mining methods. The report is effective December 31, 2024.

The limestone produced from the Calizas Tioyacu property supplies raw material for the Rioja plant, located in the city of the same name, Cementos Selva produces cement. The annual limestone production is 0.4 million tonnes per year (mtpy). Actual operating costs have been considered for the estimates and used as a basis for economic projections within the economic analysis. This technical report summary estimates Mineral Resources and Reserves according to the regulations published in Securities Exchange Commission (SEC) Form 20-F and under subpart 1300 of Regulation S-K.

The report was prepared by the qualified persons listed in Table 7 using available studies and, in some cases (see Chapter 25), relying on information provided by Cementos Pacasmayo, the registrant.

Table 7 List of Cementos Pacasmayo S.A.A. QPs

Item	Chapter	First and Last Names	Job Position	Profession
0	Compiled all	Marco Carrasco (*)	Project Manager	Chemical Engineer
1	Executive summary	All QPs (**)
2	Introduction	All QPs(**)
3	Property description	Henry Vargas	Environmental Coordinator	Environmental Engineer
4	Accessibility, climate, local Resources, infrastructure and physiography	Henry Vargas	Environmental Coordinator	Environmental Engineer
5	History	Marco Alarcón	Quarry Superintendent	Mining Engineering
6	Geological setting, mineralization, and deposit	Jason Gamio	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
7	Exploration	Jason Gamio	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
8	Sample preparation, analyses, and security	Jason Gamio	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
8	Sample preparation, analyses, and security	Marco Alarcón	Quarry Superintendent	Mining Engineering
9	Data verification	Jason Gamio	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
9	Data verification	Marco Alarcón	Quarry Superintendent	Mining Engineering
10	Mineral processing and metallurgical testing	Marco Alarcón	Quarry Superintendent	Mining Engineering
11	Mineral resource estimates	Jason Gamio	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
12	Mineral reserve estimates	Jason Gamio	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
13	Mining methods	Marco Alarcón	Quarry Superintendent	Mining Engineering
14	Processing and recovery methods	Marco Alarcón	Quarry Superintendent	Mining Engineering
15	Infrastructure	Marco Alarcón	Quarry Superintendent	Mining Engineering
16	Market studies	Jason Gamio	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
17	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups	Henry Vargas	Environmental Coordinator	Environmental Engineer
18	Capital and operating costs	Jason Gamio	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
19	Economic analysis	Jason Gamio	Chief of Planning and Evaluation of Resources and Reserves	Geological Engineer
20	Adjacent properties	Henry Vargas	Environmental Coordinator	Environmental Engineer
21	Other relevant data and information	All QPs (**)
22	Interpretation and conclusions	All QPs (**)
23	Recommendations	All QPs (**)
24	References	All QPs (**)
25	Reliance on information provided by the registrant	All QPs (**)

(*)	Marco Carrasco, who holds the position of Project Manager of Cementos Pacasmayo compiled the information received from the QPs of each chapter to have an integrated report. Each QP is responsible for the section they wrote.

(**)	Henry Vargas, Marco Alarcón and Jason Gamio.

2.3.	Conventions

Unless otherwise indicated in the report, all currencies are in soles and all measurements and units are in the metric system. The Tioyacu quarry is located within the boundaries of the WGS84 two-dimensional geographic coordinate reference system, in the UTM 18S (Universal Transverse Mercator) zone. All coordinates referenced in this report and in the accompanying figures, tables, maps and sections are provided in the WGS84 coordinate system, UTM 18S zone, unless otherwise indicated.

2.4.	Previous Work and Sources of Information

The information used is sufficient to allow this TRS to be completed with the level of detail required by Regulation S-K subpart 1300. The information used included exploration results from the various drilling campaigns with the exception of the 2024 campaign, actual information from Cementos Selva’s operations, information submitted to and approved by the corresponding authorities, and public information in organizations specialized in the cement industry. The list of sources of information is presented in Chapter 24 of this report.

2.5.	Details of QP Personal Inspection

The QP’s who developed this document visited the Tioyacu quarry and the Rioja plant as part of their activities for 2024.

Table 8 QP’s field visit

Item	First and Last Names	Job Position	Profession	Field visit
1	Henry Vargas	Environmental Coordinator	Environmental Engineer	Mr. Vargas has visited the Tioyacu quarry and Rioja plant multiple times. The last visit to the Tioyacu quarry and Rioja Plant was in October 2023. During this visit, Mr. Vargas inspected the environmental monitoring points, solid waste areas, raw material warehouse, and the administrative area of the Rioja plant and Tioyacu quarry to verify the environmental controls.

2	Marco Alarcon	Quarry’s Superintendent	Mining Engineering	Rioja plant and Tioyacu quarry, all year as part of his duties.

3	Jason Gamio	Chief of planning and evaluation of resources and reserves	Geological Engineer	Mr. Gamio has regularly visited the Tioyacu quarry and Rioja plant, most recently in October 2024, visiting core facilities, discussing grade control, geological mapping, exploration, and delineation drill practices, diamond drill core logging, quality assurance, and quality control (QA/QC), raw material storage and mineral reserve estimation practices.

4	Marco Carrasco	Project Manager	Chemical Engineer	Mr. Carrasco visited the Rioja plant multiple times. His last visit to the Tioyacu quarry and Rioja plant was in 2022, but during 2024, he coordinated remotely with operational staff. His visit emphasized the operational cement process and equipment conditions (kilns, mills, storages (raw material and sub-products and products, etc.).

2.6.	Previously Filed Technical Report Summary

This Technical Report Summary (TRS) updates the previously filed technical report summary for the property. The previously filed TRS is the “Technical Report Summary (TRS), Tioyacu Quarry and Rioja Cement Plant 20-F 229.601”, which was filed as Exhibit 96.3 of the CPSAA’s Annual Report on Form 20-F filed with the SEC on April 29, 2024 (File No. 001-35401).

3.	Property description

3.1.	Tioyacu quarry

The quarry is located in Elías Soplin Vargas District, Rioja Province, San Martin Region close to the Rioja plant.

The Peruvian State granted the mining right to Cementos Selva S.A.C. to carry out exploration and production activities that allow non-metallic minerals found in the subsurface through the granting of mining concessions. The mining rights registered with the authority, Instituto Geológico Minero y Metalúrgico (INGEMMET) are as follows Moyobamba 98, Pajonal 2, Rioja 1, Rioja 2, Rioja 3, Rioja 5, Rioja 6, Rioja 7, Rioja 8, Rioja 9, Calizas Tioyacu, Arcillas el Pajonal, Pajonal 3 and Pajonal 4. The area of the mining property is 9,600 hectares.

The mining rights (the mining concession title) are granted by INGEMMET of the Energy and Mines Sector through a Presidential Resolution. It is determined to include the mining rights in the Rioja Economic-Administrative Unit (UEA).

On March 15, 2016, by Presidential Resolution No. 0140-2016-INGEMMET/PCD/PM, the competent authority granted to Cementos Selva S.A.C the Rioja Economic-Administrative Unit (UEA), with code No. 01-00005-04-U of Cementos Selva S.A.C. These mining rights included 15 mining concessions.

Table 9 UEA Rioja Concessions

N°	Code	Name	Hectares	Material
1	10912695	ARCILLAS EL PAJONAL	200	Non Metallic
2	10912495	CALIZAS TIOYACU	400	Non Metallic
3	10062498	MOYOBAMBA 98	100	Non Metallic
4	10133998	PAJONAL 2	400	Non Metallic
5	10073705	PAJONAL 3	800	Non Metallic
6	10073605	PAJONAL 4	300	Non Metallic
7	10157996	RIOJA 1	1,000	Non Metallic
8	10158096	RIOJA 2	1,000	Non Metallic
9	10158196	RIOJA 3	1,000	Non Metallic
10	10158296	RIOJA 4	800	Non Metallic
11	10158396	RIOJA 5	1,000	Non Metallic
12	10158496	RIOJA 6	400	Non Metallic
13	10158596	RIOJA 7	1,000	Non Metallic
14	10158696	RIOJA 8	1,000	Non Metallic
15	10158796	RIOJA 9	1,000	Non Metallic

On February 09, 2022, by Report No. 1003-2022-INGEMMET/DCM/UTM, the competent authority has notified the exclusion of the Rioja 4 concession with code 10158296 from the Rioja UEA with code No. 01-00005-04-U.

The UEA Rioja is conformed by the following concessions:

Table 10 UEA Rioja Concessions

N°	Code	Name	Hectares	Material
1	10912695	ARCILLAS EL PAJONAL	200	Non Metallic
2	10912495	CALIZAS TIOYACU	400	Non Metallic
3	10062498	MOYOBAMBA 98	100	Non Metallic
4	10133998	PAJONAL 2	400	Non Metallic
5	10073705	PAJONAL 3	800	Non Metallic
6	10073605	PAJONAL 4	300	Non Metallic
7	10157996	RIOJA 1	1,000	Non Metallic
8	10158096	RIOJA 2	1,000	Non Metallic
9	10158196	RIOJA 3	1,000	Non Metallic
10	10158396	RIOJA 5	1,000	Non Metallic
11	10158496	RIOJA 6	400	Non Metallic
12	10158596	RIOJA 7	1,000	Non Metallic
13	10158696	RIOJA 8	1,000	Non Metallic
14	10158796	RIOJA 9	1,000	Non Metallic

Table 11 shows the UTM central coordinates of the Rioja Economic Administrative Unit (UEA).

Table 11 Central coordinates of the UEA Rioja property

North	East	Radius	Zone
9,340,000	246,000	20,000	18

In accordance with this, the Rioja UEA includes fourteen (14) non-metallic mining rights covering 9,600.00 hectares, in favor of Cementos Selva S.A.C., owner of said rights; located in the Districts of Rioja / Awajun / Elias Soplin Vargas / Nueva Cajamarca / Posic, Province of Rioja and department of San Martin.

Cementos Selva S.A.C. complies annually with the payments for the rights to the UEA Rioja concessions. These payments must be made from the first business day of January to June 30 of each year, CSSAC provides the financial entities in charge of receiving the payments with the SINGLE CODE (see Table 10) of its mining rights, to comply with its obligation.

In the case of Rioja concessions, the payment is equivalent to US$3 per hectare. Likewise, Cementos Selva S.A.C. pays royalties to the State as established by the Authority in Law N° 28258 and its amendment N° 29788.

Figure 4 UEA Rioja map

3.2.	Rioja plant

The Rioja plant is located in the district of Elías Soplin Vargas, province of Rioja, San Martin region; on land owned by the Company that occupies a total area of 28.16 hectares, duly registered in File No. 4273, Electronic Record No. 05004085 of the Land Registry of Moyobamba, Registry Zone No. III, Moyobamba Headquarters. Table 12 shows the UTM coordinate of the centroid of the Rioja plant.

Table 12 Central coordinates of the Rioja plant

North	East	Radius	Zone
248338.19	9336658.96	200.00	18

According to the Organic Law of Municipalities (Law 27972), Cementos Selva S.A.C. must pay the annual property tax for the property described above.

Figure 5 Rioja plant map

248100–E
248200–E
248300–E
248400–E
248500–E
248600–E
248700–E
9336800–N
9336700–N
9336600–N
9336500–N
N
P1
P2
P3
P4
P5
P6
GRAPHIC SCALE
0
50
100
150
200
250m
ESC. 1:2,500

COD.	East	North
P1	248679.43	9336589.74
P2	248223.33	9336837.83
P3	248103.73	9336617.85
P4	248203.98	9336563.54
P5	248577.50	9336561.95
P6	248628.23	9336573.02

4.	Accessibility, climate, local resources, infrastructure and physiography

4.1.	Tioyacu quarry and Rioja plant

Cementos Selva S.A.C. is an industrial company dedicated to the production of cement. Its Tioyacu quarry provides limestone as raw material for cement production.

The Tioyacu quarry is geographically located in the district of Elías Soplín Vargas, province of Rioja, department of San Martín, approximately 14.46 km from the city of Rioja.

Topography

The study area consists mainly of hillsides with slopes ranging from 25% to more than 75%, terraces of alluvial origin, with slopes of less than 8% and slightly undulating, and small hillsides. The Tioyacu quarry has an average altitude of 900 meters above sea level.

Vegetation

The vegetation is evergreen with lianas and vines, many of which are covered by epiphytes of the Bromeliaceae family. The forests present a very heterogeneous flora composition.

Access

By air is from Lima – Tarapoto in a 1.5 hour flight, and by land from Tarapoto to Tioyacu quarry for a journey of 3 hours.

Access to the Tioyacu quarry is via the Fernando Belaunde Terry highway, which crosses the district of Elías Soplin Vargas from south to north.

Climate

The climate in this Amazon region in northern Peru is mainly influenced by the following factors: the Intertropical Convergence Zone (ITCZ), the presence of the Eastern Cordillera of the Andes and the Extratropical Fronts.

Physiography

The study area has landforms that have been generally classified as large plains landscape and mountainous landscape (mountain slopes).

Local Resources

The Tioyacu quarry is operated by Cementos Selva S.A.C personnel. The quarry is located 13.7 kilometers from the town of Rioja, which has the resources of a city.

Power is supplied by the 60 kV Rioja - Nueva Cajamarca transmission line owned by Electro Oriente.

The company has a water use license for industrial purposes, with its water catchment point located in the Tioyacu River. The National Water Authority issued the authorization R.A. Nº 100-2010-ANA-ALA ALTOMAYO.

5.	History

On February 6, 1998, the public auction of the Rioja plant was held, and Consorcio Pacasmayo was awarded the contract. To comply with the terms of the auction, Consorcio incorporated and subsequently transferred ownership of the plant to Cementos Rioja S.A. The award mentioned above included, by public deed dated April 8, 1998, the non-metallic mining concession “Calizas Tioyacu.” The Tioyacu quarry began operations as Cementos Rioja S.A. in 2000.

At the end of 1982 and beginning of 1983 a campaign of 460 meters of drilling was carried out in 05 drill holes located in the eastern flank of the “Tioyacu” limestone-dolomitic massif executed by Andes Diamantina S.R.L. The objective was to determine the feasibility of a new portland cement plant in the department of San Martin. The exploration study identified limestone suitable for cement manufacturing.

In 2015, Cementos Selva S.A.C. commissioned Geosym Consultores S.A.C. to carry out prospecting work through drilling. A total of 06 drill holes were drilled, conveniently located and distributed along the Tioyacu quarry (02 holes in the southern sector, 03 holes in the central area, and 01 hole in the northern sector) to geologically evaluate the deposit and know its characteristics at depth. These 06 drillings together with blast holes information and geological evaluation work allowed Cementos Pacasmayo to update the inventory of Mineral Resources and Reserves.

From 2018 to the present, Cementos Selva S.A.C., with the help and support of mining software such as Leapfrog and Minesight has updated its Resources and Reserves at the Tioyacu quarry. On March 1, 2022, Cementos Selva S.A. changed its corporate name to Cementos Selva S.A.C. (CSSAC).

From October to November 2023, the Rioja plant stopped operations because there was general power outage in the area. During 2023, Cementos Selva performed a drilling campaign in the Tioyacu quarry in order to confirm Mineral Reserves. In 2024, no blasting activities were carried out from May to September in the Tioyacu quarry due to delays from the authority for permits. During the month of November diamond drilling was carried out at the Tioyacu quarry in order to update the quarry’s Mineral Resources and Reserves.

6.	Geological setting, mineralization, and deposit

6.1.	Regional geology

The strata of the district of Elias Soplin Vargas, province of Rioja, San Martin region consists of Paleozoic/Mesozoic Age sedimentary strata of the Mitu Group, Pucara Group, Chambara Formation, Celendín Formation, Aramachay Formation, Condorsinga Formation, Ipururo Formation, and Quaternary Deposits.

Figure 6 Regional stratigraphic column

6.2.	Local geology

A lithological series of continental marine facies of limestones, marls, and dolomites have been identified in the quarry area. The classification of carbonate rocks based on the percentage of magnesium carbonate and clays, proposed by J.R.V Brooks (1896) and modified by J.A. Martinez-Alvarez, was used.

In the Tioyacu quarry, ten types of rocks were classified, corresponding to a sequence of limestones, magnesian limestones, dolomitic limestones, dolomitic marly limestones, marly limestones, marls, calcareous marls, clayey marls, dolomites, and calcareous dolomites. Overlying this formation are recent Quaternary deposits, consisting mainly of alluvial deposits comprised of colluvium and terraces with blocks and gravels in a sandy clay matrix.

Figure 7 Local stratigraphic column of the Tioyacu quarry.

6.3.	Characteristics of the deposit

Table 13 shows the main characteristics of the deposit.

Table 13 Characteristics of Tioyacu quarry

Quarry	Average Width (m)	Total Length (m)	Thickness (m)	Average depth (m)		Continuity
				Top Elevation	Lower elevation
Tioyacu	450	1200	150	1000	820	It is a sedimentary limestone deposit whose continuity is controlled longitudinally by the limestone outcrop, laterally by fault structures and at depth by the water table.

Figure 8 Geological Section of the Tioyacu quarry

7.	Exploration

7.1.	Drilling

Cementos Selva’s exploration activities at the Tioyacu quarry property involve drilling to characterize the geology adequately.

Table 14 Drilling campaigns in Tioyacu quarry

Drilling Campaign	Date	N° of holes	Hole diameter	Type of sampling	Objective
1	1983	5	HQ	Core sampling	Exploration
2	2015	6	HQ	Core sampling	Exploration
3	2023	6	HQ	Core sampling	Reserves Confirmation
4	2024	5	HQ	Core sampling	Reserves Confirmation

7.2.	Hydrogeology

In 2024, Cementos Selva did not conduct further hydrogeological studies. The last hydrogeological studies were conducted in 2015 and the information was presented in the previously filed TRS titled “Technical Report Summary (TRS), Tioyacu Quarry and Rioja Cement Plant 20-F 229.601”, which was filed as Exhibit 96.3 of the CPSAA’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401).

As stated in the previous TRS, Cementos Selva hired Geosym Consultores S.A.C (2015) to conduct hydrogeological investigations through 04 borings with piezometers, 19 Lefranc and Lugeon permeability tests, 01 Slug Test, and 02 Air Lift tests, physical-chemical parameter readings, gauging with use of current meter and groundwater sampling. The hydrogeological study included the evaluation of 04 piezometers. Geosym Consultores S.A.C concluded that the groundwater is above the current topographic elevation. The results of the hydrogeological study conducted in 2015 and the information was presented in the previously filed TRS titled “Technical Report Summary (TRS), Tioyacu Quarry and Rioja Cement Plant 20-F 229.601”, which was filed as Exhibit 96.3 of the CPSAA’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401).

As per the previous TRS, CSSAC hired Consultora Minera Minconsult S.R.L to define the hydrogeological characteristics of the quarry.

7.3.	Geotechnical studies

Cementos Pacasmayo did not conduct further geotechnical studies in 2024. The last geotechnical studies were conducted in 2015 and the information was presented in the previously filed TRS titled “Technical Report Summary (TRS), Tioyacu Quarry and Rioja Cement Plant 20-F 229.601”, which was filed as Exhibit 96.3 of the CPSAA’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 (File No. 001-35401).

As per the previously filed TRS, the geotechnical studies concluded, based on the geotechnical test work that the current slopes at the Tioyacu quarry are stable for static and pseudo-static loading conditions, with safety factors above the minimum recommended for operating conditions. The studies also recommended geotechnical design criteria including a single bench height between 4 and 6 m, inter-ramp angles between 35° and 44°. The recommended bank angles and bench angles are 65°.

8.	Sample preparation, analysis, and security

This Chapter describes the preparation, analysis and security of the samples used for the geology, quarry and cement plant operations.

8.1.	Geology and quarry

Cementos Selva S.A.C. has implemented international standards in all its operations such as quarries and plants. The ISO 9001 standard has been implemented and certified since 2015. The certification is renewed annually through an external audit.

The SSOMASIG department (Security, Occupational Health, Environment and Management Systems), is part of the team that determines and gives the necessary support for the maintenance of the ISO 9001 and the scope is in all the company’s activities.

The Geology department has protocols for the activities of sample preparation methods, quality control procedures, security and other activities.

8.1.1.	Preparation of samples, procedures, assays and laboratories

Samples obtained from the drill holes are placed in holders to be duly coded, cut, bagged and sent to the laboratory at the Rioja plant and are occasionally sent to an external laboratory following the company’s procedures.

Certimin S.A. is used as an external laboratory for chemical analysis. Certimin S.A. is a Peruvian laboratory that is certified in ISO 9001, ISO 14001, ISO 45001, NTP-ISO/IEC 17025 Accreditation, and has a membership in ASTM. This laboratory has modern facilities for the development of mining services associated with the cement industry and technical support in the geochemical field for national and international companies.

For the limestone samples, the laboratory analyses evaluate CaO, MgO, Al2O3, SiO2, Fe2O3, SO3 and Cl. Once received in the laboratory, the properties of the limestone to be used in cement production are analyzed.

8.1.2.	Quality Assurance Procedures

Cementos Selva S.A.C has developed quality assurance procedures, which guarantee the accuracy of the results in the sampling, in the preparation and analysis of the samples.

Cementos Selva S.A.C. has implemented QAQC protocols for the development of exploration and production activities in the Tioyacu quarry in order to ensure the quality of the information used in the estimation of Resources and Reserves.

Based on the information and samples from the 2015 drilling campaign were re-analyzed to re-evaluate the deposit. The quality plan implemented by Cementos Selva for the quarries includes the insertion of blanks, duplicates and standards, in order to control the precision, accuracy and contamination in the samples (Table 15).

Table 15 Quality Plan of the Tioyacu quarry

Blanks	Duplicates	Standards	Remark
1 control sample for each batch of 20 samples.	2 control sample for each batch of 20 samples.	1 control sample for each batch of 20 samples.	Cementos Pacasmayo protocol ¨OM-GL-PRT-0023-R0¨.

As part of the procedure, twin and duplicate samples were inserted at an insertion rate of 5.16% and 10.32%, respectively. Calcium (CaO), which is the main component of the limestone for cement production, was analyzed. The quality control (CaO) results showed that the Twin samples had an error of 3.08%, which is within the acceptable range (30%). The percentage of good samples was 100%. On the other hand, the quality control results of the duplicate samples showed an error of 0.94% (Coarse Duplicate) and 1.72% (Fine Duplicate), which is below the allowable error of 20%. The percentage of acceptable samples was 100%.

8.1.3.	Sample security

Cementos Selva S.A.C. has implemented QAQC protocols for the development of exploration and production activities in the Tioyacu quarry in order to ensure the quality of the information that allows the estimation of Resources and Reserves.

Cementos Selva S.A.C. has a specific area for the storage of the samples obtained during the drilling campaigns; the samples are properly stored in order to preserve their quality.

The necessary materials for storage and transport of the samples were provided. Sampling cards were also implemented with information on the name of the project, name of the borehole to be sampled, date of sampling, sampling interval, sampling management, sampling and type of sample or control sample.

All samples were labeled and a photographic record is available. The photographic record of each sampling bag is made together with the weighing of the sample.

8.1.4.	Chain custody

Cementos Selva S.A.C has implemented actions to ensure the physical security of samples, data and associated records; the traceability of the sample from its generation to its analysis and subsequent conservation of rejects and pulps. At the Tioyacu quarry, core samples are duly stored in the Coreshack.

8.1.5.	Qualified person’s opinion on quarry QAQC

In the authors’ opinion, Cementos Selva S.A.C. has been complying with the international standards of ISO-9001 since 2015 and implemented Quality Assurance and Quality Control (QAQC). Cementos Selva S.A.C. has used a QAQC check program comprising blank, standard and duplicate samples. The QAQC shipping rate used complies with accepted industry standards for insertion rates, as well as the actual sample storage areas and procedures are consistent with industry standards.

Protocols in the different exploration and production processes are strictly complied with. There is information on sample preparation methods, quality control measures, sample security and these results are accurate and free of significant error. The information in this report is adequate for use in the construction of the Geological Model, Resource estimation and Reserve estimation.

8.2.	Rioja plant

8.2.1.	Sample preparation, procedures, assays and laboratories

Cementos Selva S.A.C. has a quality plan for each of its operations, part of the corporate quality system.

Within the quality plan (S-CC-D-05 - Quality Plan), samples of raw materials such as limestone, clay, iron and coal are evaluated in the Rioja plant laboratory, where they are analyzed to determine the chemical composition of each material for the production of cement.

The procedures applied are wet chemical analysis of clinker and cement, wet physical and chemical analysis of raw meal and raw materials, general XRF procedures, physical-chemical analysis for coal samples, and physical tests for cements based on ASTM, NTP (Peruvian Technical Standard) and ISO standards.

8.2.1.1.	Raw materials sample preparation

For preparation of samples, staff follow the sample collection and preparation procedure, which consists of primary and secondary crushing, and reduction of the sample size by coning and quartering followed by pulverizing the sample in a ring mill.

8.2.1.2.	Laboratory Analysis

The laboratory at Rioja plant has implemented the ISO 9001 standard; also, it has calibrated equipment, with a calibration and maintenance program established by the laboratory area. The main equipment in the laboratory at Rioja plant are the XRF fluorescence equipment and the compressive strength press, which are maintained annually and have inter-daily verification.

The tests for air content, fineness, autoclave expansion, compressive strength and setting time, and Vicat are made for all types of cements. The autoclave expansion, 14-day mortar expansion, SO3, MgO, loss on ignition, insoluble residue, and C3A and 2 C3A+ C4AF tests only apply to some specific cements.

8.2.2.	Quality Assurance Procedures

Table 16 describes the sampling plan, frequency of tests and data verification for the processes for receiving raw materials, crushing of materials, drying of raw materials, grinding of raw materials, clinkerization, grinding of cement and packaging of cement.

Table 16 Tests and frequency for each stage of the process

Stage	Tests	Frequency
Reception of raw materials	X-ray Chemical Analysis, Moisture, Sulfur / Total Moisture, Ash, Calorific power, Chemical Analysis by XRF, R.I. (weekly).	Daily 1 time.
Crushing raw materials	Chemical Analysis by XRF, Moisture (every 2 hours), P.F (8 hours composite).	Every hour.
Drying raw materials	Moisture	Every 2 hours.
Raw meal grinding	XRF Chemical Analysis, Moisture (Every 2 hours), P.F, RM-170.	Each 2 hour up to 8 hours.
Clinkerization	Chemical Analysis by XRF, P.F, f-CaO / Liter Weight.	Every 2 hours.
Cement grinding	Chemical Analysis by XRF, P.F, f-CaO, Blaine, R.I., RM 325, RM 450, Setting time, Autoclave Expansion, Compressive Strength.	Every 2 hours up to Once per Silo.
Cement packing	Chemical Analysis by FRX, P.F, f-CaO, R.I. (in type I) / Blaine, RM 325, Setting, Autoclave Expansion, Compressive Strength, Air Content, Density and Expansion of the Mortar Bar (only in type GU).	Once per day per type of cement.

The quality plan implemented by Cementos Selva for the cement plants includes the insertion of blanks, duplicates and standards, in order to control the precision, accuracy and pollution in the samples. Table 17 shows the QAQC plan for the Rioja plant.

Table 17 Quality Plan of Rioja plant

Blanks	Duplicate	Standard	Comment
50	250	11 for cement (NIST) 01 for coal (LeCo)	Blanks only apply when spot-checks are performed by Classical methods

In 2024, CSSAC evaluated 50 blank samples, 250 duplicate samples, and 16 standard samples. The results show the precision and accuracy are below the error limits. As part of the quality plan, the laboratory evaluates its performance through external interlaboratory; in this sense, the laboratory participates in 02 interlaboratory:

●	CCRL: Compliance greater than 97% in qualification Z Score > 4

●	XAMTEC: Qualification greater than 99%.

Likewise, quality procedures include control of finished products, control on non-conforming products, validation of silos, density analysis, QAQC program, quality plan and quality control parameters for raw materials received at the Rioja Plant.

8.2.3.	Sample security

Cementos Selva S.A.C. has implemented QAQC protocols for the development of cement production activities at the Rioja plant, in order to ensure the quality of the information that allows the estimation of the Mineral Resources and Reserves of the deposit.

Sample preparation methods are sampling and preparation of raw meal, clinker, and cement samples, sampling and preparation of raw material samples, and preparation of coal samples for laboratory analysis.

The testing procedures are wet chemical analysis of clinker and cement, general XRF procedures, wet physical and chemical analysis of raw meal and raw materials, physical-chemical analysis for coal samples, physical tests for cements and quality plan.

Likewise, the control parameters are for raw material input, raw meal production, clinker production, cement grinding, sampling plan, frequency of tests for raw materials and sampling plan and frequency of tests for cement.

8.2.4.	Qualified Person’s Opinion on cement plant QAQC

Cementos Selva S.A.C. has a Quality Assurance unit, which ensures compliance with the requirements for finished products specified in the technical product standards, based on Peruvian technical standards and traceable to the American Society for Testing and Materials (ASTM).

In the author’s opinion, the quality assurance system at the Rioja plant, which includes preparation methods, procedures, analysis and security, complies with the best practices in the industry, thus ensuring that the final customer has confidence in the quality level of the products marketed by Cementos Selva S.A.C. The QAQC is adequate for Mineral Reserves estimation.

9.	Data verification

This Chapter shows the data verification activities for the geology, quarry and cement plant.

9.1.	Geology and quarry

9.1.1.	Data Verification procedure

CSSAC has a unit specialized in the compilation, verification and standardization of information for the geological database. Its main function is the validation of the data to be used in the estimation of Mineral Resources and Reserves. For the proper management of the information, internal protocols have been implemented which are subject to internal audits.

9.1.2.	Data collection

The Data collection applies to exploration activities. For diamond drilling, the process flow for planning and execution of drillings, survey methods for reporting drill collars and ddh / verification of the quality of information and recovery process of the core information. In addition, for geological sampling activities, the processes flowsheet, validation and consistency of sample information, sample preparation and testing, density, registration process and digital photographic storage are used.

9.1.3.	Management and Validation of Database

The stages for management and validation of database are the recovery, processing and storage of the database. The database validation includes database development process flow, information standardization and integration process, information storage strategy, appropriate database technology, structure and practicality of the database system that allows a fast and flexible access and input of information, and validation of chemical results, which includes the QAQC report.

9.1.4.	Tracking Data

The consistency between the database records and the original registry was verified by the QPs 2024. No differences were detected between the database and the log files. A digital copy of all records is kept as pdf files. Digital certificates support the chemical analysis data.

The collection of the information considered the following: drill collars, survey, lithology, samples and assays.

9.1.5.	Validation of Data

Collar, Survey, Lithology and chemical analysis data were imported and processed with MX-Deposit software (By Seequent).

The results indicated that the database had adequate integrity for Resource estimation. This software verifies that the data entered from each sample or reported by the external laboratory is correct for input into the Resource model.

The team followed the defined processes for information flows to support Resource and Reserve estimation. The qualified person followed the same process as a means of verifying and validating. It has been found that the validated information is congruent in the interpretations of the same, with which the fundamental base geological models were generated for the estimation of the Resources.

No findings have been found that could invalidate the estimation of the Resources and Reserves of the unit.

Data for each hole was individually checked in the database to confirm accuracy.

The reviews included:

●	Drillhole lithology database comparison to geophysical logs

●	Sample quality database comparison to quality certificates

●	Survey sheets

●	Collar sheets

●	Core photographic record

Typical errors may impact reserve and resource estimation related to discrepancies in original data entry. These errors may include:

●	Incorrect drillhole coordinates (including elevation).

●	Mislabeled drillhole lithology.

●	Unnoticed erroneous quality analyses where duplicate analyses were not requested.

●	Unrecorded drillhole core loss.

Data validation follows the field operational procedures that collect information from the source (collar, survey, lithology, samples, and assays). Finally, when the information is transmitted and uploaded to the mining software for geological modeling and estimation, it is double-checked to eliminate any additional errors.

9.1.6.	Qualified Person’s Opinion Geologic Data

The qualified persons followed the defined processes for information flows to support Resource and Reserve estimation. The qualified person followed the same process as a means of verifying and validating the geologic data. They found that the validated information is congruent in the interpretations of the same, with which the fundamental base geological models were generated for the estimation of the Resources.

No findings have been found that could invalidate the estimation of the Resources and Reserves of the unit.

9.2.	Rioja plant

The Quality Control Plan consists of the following: PDCA cycle, customer, person in charge, activities, risks, control methods, monitoring, measurement, analysis, evaluation and documentary evidence.

The PDCA cycle is:

-	Plan; during this stage the following activities are considered: determination of characteristics of raw materials, product in process and finished product, elaboration of control and matrices parameters and determination of activities and results assurance program.

-	Do; during this stage the following activities are considered: verification and compliance with the requirements and matrices, sampling and preparation.

-	Check: during this stage the following activities are considered: chemical analysis by XRF, chemical analysis, physical analyses, recording of results, taking action on non-conformities.

-	Act, during this stage the following activity is considered, acting to improve.

-	The Quality Assurance Plan is applied to the following customers: production, quarry, provisions chain and external customer.

9.2.1.	Data verification procedures

The XRF analysis, chemical analysis and physical analysis are made to verify the results of the samples, as part of the Quality Control Plan.

The data resulting from these three types of analysis are recorded and evaluated in order to determine whether or not they comply with the technical specifications.

Data verification procedures include internal audits, check lists, statistical tables, reports, validation of data, certificates, interlaboratory test reports and compliance with quality protocols.

9.2.2.	Data validation

Cementos Pacasmayo S.A.A. (Included Cementos Selva S.A.C.) through its quality assurance and control area participates in evaluations with international laboratories such as CCRL/ASTM (Concrete and Cement Reference Laboratory), which is an international reference laboratory for construction materials, and Xamtec of Colombia, an international interlaboratory, in order to report reliable data.

The Quality Control laboratories endorse their analysis methods by participating in interlaboratory analysis programs, which compare the results with national and foreign laboratories. The methods of analysis compared are X-ray fluorescence (XRF) and the physical cement tests, which are the methods used to control cement quality. In all the results of these interlaboratory programs, the companies always obtain the best results for each test.

9.2.3.	Qualified Person’s Opinion on cement plant

In the author’s opinion, the methodologies used for collection and processing data at the cement plant are accurate and free of significant errors. The information can be used for model construction and estimates for cement production. Considering that the analyses of the main chemical components and physical properties of the raw materials and final products are completed by external laboratories, the quality of the information is adequate for preparing Mineral Resource and Reserve estimates.

10.	Mineral processing and metallurgical testing

10.1.	Nature of Testing Program

Cementos Pacasmayo S.A.A. (including Cementos Selva S.A.C) has Quality Assurance, Research and Development department. The objective of these departments is to develop, evaluate and research procedures for the development of products at laboratory scale and their scaling up to industrial scale. Another objective is to identify evaluations of fuel substitutes to reduce energy costs.

Cementos Pacasmayo S.A.A has also implemented their own procedures for the preparation, review, issuance and control of test reports associated with cement production.

The laboratory at Pacasmayo plant has implemented the ISO 9001 standard since 2015. The Research and Development laboratory located at the Pacasmayo plant is responsible for technical aspects of cement plant and quarry operations (including Tioyacu quarry and Rioja Plant).

Cementos Pacasmayo applies the procedures:

●	P-ID-P-04 Preparation of raw materials.

●	P-ID-P-05 Sampling of cement and raw materials.

●	P-ID-P-13 Input, storage and disposal of samples.

A permanent control is carried out with other laboratories to give greater reliability to the results. Likewise, interlaboratory reports are obtained from external laboratories such as CCRL (Cement and Concrete Reference Laboratory), which is an international reference laboratory for construction materials, and Xamtec from Colombia, an internal interlaboratory.

Cementos Pacasmayo S.A.A. has also obtained the certification that certifies compliance with Supreme Decree No. 001-2022, which validates compliance with the Technical Regulation on Hydraulic Cement used in Buildings and General Construction.

Cementos Pacasmayo SAA opted for the highest and most rigorous certification model (Type 5) granted by ICONTEC, which has extensive experience in the certification of products and services.

A significant percentage of R&D activities are focused on the evaluation of alternative fuels such as rice husks. Laboratory tests are developed to continuously generate operational advantage for the company. Based on this work, the laboratory has determined (and confirmed with production estimates) that 1 tonne of limestone yields 0.78 tonnes of clinker and the clinker/cement factor with additions is 0.74.

The R&D Laboratory located at the Pacasmayo plant provides analysis and research services to all of the company’s cement plants.

10.2.	Cement Manufacturing Test Results

To determine the cement design, which includes the clinker/cement factor, CPSAA uses the tests outlined in national technical standards such as NTP 334.009, NTP 334.090, and NTP 334.082. The cement design is modified when some of the chemical or physical requirements present a trend that could lead to non-compliance (non-conforming product). For the clinker/cement factor, priority is given to the compressive strength test at all ages (1, 3, 7, and 28 days). If the compressive strength shows a negative trend, even after modifying the operating variables to correct it, the clinker/cement factor is modified.

At the Pacasmayo plant, the studies conducted in the Research and Development laboratory and the Quality Control units include the substitution of fossil fuels for rice husks at the Rioja plant.

The main objective of the substitution of fossil fuels is the reduction of CO2 or greenhouse gas emissions.

In 2024, CSSAC used 3,372 t of Alternative Fuel (rice husk measured as coal equivalent) in the Rioja plant. This result represented 7.10% of the total fuels used by the plant for cement production and a reduction in emissions of 8,853 t of CO2.

10.3.	Qualified Person’s Opinion of the Adequacy of the Test Data

The Research Laboratory issues technical reports following international standards for the operations area, identifying the correct data, defining the requirements that may vary but include accuracy, consistency, and validity through an evaluation of the data and implementation of solutions, and finally, validating the adequacy of the data.

The operations area then evaluates the convenience of industrially implementing the tests and validating what is reported at the laboratory level. The integrity and adequacy of the data reported by the area is based on the technical competencies of the collaborators as well as the high scores obtained in the external interlaboratory of recognized entities such as XAMTEC and CCRL in their different programs.

11.	Mineral Resources estimates

The geological model was developed and structured using Leapfrog software; the solids were generated considering the quality of the lithology based on the results of the analysis of the samples taken.

Because the deposit is a sedimentary one, the qualified persons interpreted the geological model with the help of a set of regularly-spaced sections parallel to and perpendicular to strike of the deposit shape.

According to the lithological characteristics and descriptions, eleven lithological horizons were recognized.

The lithological units have been grouped by assigning a numerical code in the mining software to simplify the modeling. Table 18 shows the lithological units with their respective numerical codes.

Table 18 Lithologic units of the Tioyacu quarry geological model

Lithologic Units	Lithology Code
Limestone	1
Marly limestone	2
Magnesian limestone	3
Marly dolomitic limestone	4
Dolomitic limestone	5
Calcareous dolomite	7
Dolomite	6
Calcareous marl	8
Marl	9
Clay loam	10
Clay	11

The main criteria for geological modeling is the quality, such as the content of oxides in limestones.

The lithological criteria is based on the macroscopic physical characteristics of the limestone horizons and the percentage of essential elements in its composition (oxides) that determine the quality of the limestones. Based on the quality and specifications of the cement plant, the qualified persons used a cut off 51% of CaO.

Table 19 shows the reference cut-off of the content of oxides that determine the classification of the final limestone rock products.

Table 19 Rioja plant material restrictions

		Limestone Type I
CaO (%)	Min.	51.0
	Max.	-
SiO2 (%)	Min.	-
	Max.	3.8
MgO (%)	Min.	-
	Max.	1.6
K2O (%)	Min.	-
	Max.	0.4

The qualified persons built a block model based on the dimensions and spatial distribution of the deposits containing the material of economic interest. Table 20 shows the characteristics of the model.

Table 20 Characteristics of the block model

	Minimum (m)	Maximum (m)	Size (m)	Number
X	246,789	247,637	4	212
Y	9,335,804	9,337,080	4	319
Z	720	1,048	4	82

11.1.	Database

A total of 669 samples from 17 drill holes were used for resource estimation. Additionally, 7,855 blast hole control samples were used to strengthen the variogram analysis of the primary variable CaO.

The data is managed in a database. From there, it is extracted and loaded into MineSight (by Hexagon) and used for resource estimation.

11.2.	Density

For the bulk density of the rocks, diamond drilling samples were collected at the Tioyacu quarry, from which the bulk densities were determined by the wax method using the ASTM standard. The results of this determination and the bulk densities by lithological domain are shown in Table 21.

Table 21 Limestone density per horizon

Lithology	Density (g/cm3)
Limestone	2.71
Marly limestone	2.73
Magnesian limestone	2.69
Marly dolomitic limestone	2.69
Dolomitic limestone	2.73
Calcareous dolomite	2.70
Dolomite	2.64
Calcareous marl	2.61
Marl	2.62
Clay loam	2.10
Clay	2.50

11.3.	Compositing

The compositing was performed using control of the GEO Item. In general, each geological unit is estimated from the information of the composites belonging to that unit. The composites should not cross “hard” boundaries between different geological units.

For compositing, the QPs assumed each initial core section has uniform grades in order to composite the grade profile of each borehole. During compositing, the goal was to preserve the original nature (variability) of the samples.

The calculated values considered in the compositing were for CaO, MgO, SO3, SiO2, Fe2O3, Al2O3, and K2O.

Composites were made at different lengths to determine the optimum compositing length. The 4 m composite is the size that best fits the nature of the original sample and so was used in resource estimation.

In addition, the modeling considered the length of the composites based on an exact multiple of the block height, which coincided with the bench height.

11.4.	Basic statistics of the data (Assay – Composites)

Tables 22 and 23 show the results of the basic statistics of the CaO, SiO2, MgO, SO3, K2O, Na2O, and Cl contents for the original and composite data. The statistical analysis was done separately for each defined orebody (limestone horizon).

Tables 22 and 23 show the statistics of the limestone and marly limestone horizons as these are the main ones for the estimation of the Resources and Reserves.

Table 22 Basic statistics of the limestone horizon data

Components	Origin	Valid	Rejected	Minimum	Maximum	Mean	Std. Devn.	Variance	Co. Of Vartiation
SiO2	Assay	438	4	0.41	51.05	2.41	4.95	24.50	2.06
	Composite	221	0	0.49	13.23	2.35	2.17	4.71	0.92
Al2O3	Assay	438	4	0.03	3.54	0.44	0.35	0.12	0.80
	Composite	221	0	0.10	2.64	0.48	0.36	0.13	0.74
CaO	Assay	437	5	46.59	55.07	52.74	1.25	1.57	0.02
	Composite	221	0	47.85	54.97	52.71	1.24	1.54	0.02
K2O	Assay	438	4	0.01	1.12	0.14	0.12	0.02	0.88
	Composite	221	0	0.01	0.73	0.15	0.12	0.01	0.77
MgO	Assay	437	5	0.24	3.68	1.27	0.75	0.57	0.59
	Composite	221	0	0.25	3.40	1.30	0.67	0.44	0.51

Table 23 Basic statistics of the data of the marly limestone horizon.

Components	Origin	Valid	Rejected	Minimum	Maximum	Mean	Std. Devn.	Variance	Co. Of Vartiation
SiO2	Assay	352	11	0.60	27.05	10.45	3.79	14.39	0.36
	Composite	161	5	1.96	19.04	10.29	2.93	8.58	0.28
Al2O3	Assay	352	11	0.26	4.10	1.11	0.74	0.55	0.67
	Composite	161	5	0.32	4.10	1.24	0.74	0.55	0.60
CaO	Assay	352	11	40.15	53.30	47.55	2.18	4.76	0.05
	Composite	161	5	40.15	52.64	47.51	1.84	3.40	0.04
K2O	Assay	352	11	0.06	2.28	0.41	0.32	0.10	0.79
	Composite	161	5	0.09	2.28	0.47	0.34	0.12	0.73
MgO	Assay	352	11	0.30	3.99	0.73	0.37	0.14	0.51
	Composite	161	5	0.34	2.55	0.78	0.33	0.11	0.42

11.5.	Extreme values

Extreme values are considered to be those analysis results that are not representative of the unit being studied and are defined in this work to be those that are above the mean plus twice the standard deviation.

In the analysis of the extreme values from the laboratory results for the calcareous lithologic units being estimated, no significant deviations were found that would alter the estimation results; the results are consistent and representative considering the geological nature of the horizons to which they correspond.

11.6.	Variogram Analysis

In the variogram analysis of the composited data, each level corresponded to a body of economic interest at the Tioyacu quarry. From the variogram analysis, it was concluded that acceptable experimental variograms could only be obtained in two lithologies due to the amount of data.

The QPs considered an experimental variogram to be acceptable if the number of pairs used to estimate the semi-variances are greater than or equal to 200. The variogram modeling consisted of fitting the experimental variograms to valid variogram models in MineSight. Of these models, the most representative was the spherical model, present in 85% of the structures, followed by the Gaussian model. Table 24 shows the results of variogram modeling.

Table 24 Variogram modeling parameters

Type of Variogram Model	Spherical
Nugget effect	0.87
Total Sill	1.16
Range	82

11.7.	Interpolation

The Ordinary Kriging Interpolation (OK) method was used for the primary CaO variable, Inverse of the Distance (ID2) for the secondary variables (MgO, SO3, SiO2, Fe2O3, Al2O3, and K2O), and Nearest Neighbor (NN) for validations. Table 25 shows the main parameters used to determine the interpolations of the primary CaO variable of the Limestone and Magnesian Limestone horizons.

-	The interpolations were performed in two consecutive passes.

-	The first with a search radius of twice the variogram range.

-	The second with a search radius equal to the range.

During interpolation, a minimum of two and a maximum of 20 composites were used to estimate block qualities. Additionally, the QPs restricted the interpolation to using a maximum of two composites from each drill hole in all the passes.

Table 25 Ordinary Kriging Estimation Parameters CaO

Comment	PASS 1			PASS 2			PASS 3
Search dis. Block on Model -X	90			135			180
Search dis. Block on Model -Y	90			135			180
Search dis. Block on Model -Z	90			135			180
Max distance accept data	90			135			180
Min # comps a Block	4			3			2
Max # comps a Block	10			20			20
Max # comps per hole	2			2			1
Variable Model	CA1			CA1			CA1
Variable comp	CAO			CAO			CAO
Variable pasada	PSCA1			PSCA1			PSCA1
Pasada	PASS1			PASS2			PASS3
Store distance	DICA1			DICA1			DICA1
Store max # comp	NCCA1			NCCA1			NCCA1
Store max # drillholes	NDCA1			NDCA1			NDCA1
Store krigeage variance	SDCA1			SDCA1			SDCA1
Model type variogram	SPH	SPH	SPH	SPH	SPH	SPH	SPH	SPH	SPH
Nugget effect	0.293			0.293			0.293
Sill	0.038	0.278	0.391	0.038	0.278	0.391	0.038	0.278	0.391
Range along major axis	82	22	10	82	22	10	82	22	10
Range along minor axis	82	22	10	82	22	10	82	22	10
Range along vertical axis	16	6	2	16	6	2	16	6	2
Direction major axis	10	38	82	10	38	82	10	38	82
Plunge mayor axis	-4	-8	-16	-4	-8	-16	-4	-8	-16
Dip	25	46	82	25	46	82	25	46	82
Distance along major	90			135			180
Distance along minor	90			135			180
Distance along vert	12			16			32
ROT	157.66			157.66			157.66
DIPN	-7.22			-7.22			-7.22
DIPE	32.29			32.29			32.29
Limiting Variable model	RT1			RT1			RT1
Code limiting variable	1			1			1
Code matching conmp vs model	GEO			GEO			GEO

11.8.	Resource estimation

Mineral Resource estimates are effective December 31, 2024. The point of reference for all Mineral Resources estimates is as quantities at [delivered to the] cement plant. For the estimation of Mineral Resources, the CaO content was considered and the impurity content. The impurities are restrictions determined by the cement production plant. Table 26 shows the Resources and the average values of their quality.

Table 26 Resource estimates (exclusive of Reserves) at the Tioyacu quarry

	Resources	Tonnes M	CaO (%)	Al2O3 (%)	MgO (%)	Si2O (%)	K2O (%)
Limestone	Measured	22.5	48.41	0.97	0.59	9.51	0.25
	Indicated	4.9	47.56	0.48	3.16	6.05	0.19
	Measured + Indicated	27.4	48.26	0.88	1.05	8.90	0.24
	Inferred	9.0	50.33	0.38	2.48	3.31	0.19

11.8.1.	Cut-off

The main factor for the determination of Resources is quality. The costs of production, transportation, cement processing and cement dispatch were considered to determine the Resources. The cost estimate considers the increase in distances, which vary from 0.95 kilometers to 3 kilometers from the quarry to the plant and operating costs in the open pit during the 26 years of evaluation. Since there is no stripping or overburden, the stripping ratio is 0.

The costs are based on real sources of the current operations of Cementos Selva S.A.C. Chapter 19 shows the economic analysis for determining the mineral Resources.

11.8.2.	Reasonable Prospects of Economic Extraction

The Mineral Resource evaluation has considered relevant economic and technical factors such as limestone production costs, cement sales prices, environmental and social viability at our operations.

The area associated with the Resource estimate is located at the lower boundary of the mining concession. Complement the geological information towards the S-SW zone of the quarry, considering future production activities. The resource estimate considers the Tioyacu deposit with a thickness of 90 m, defined by its continuity associated with the water table of the deposit.

The material produced in the Tioyacu quarry is blended to be sent to the plant. The quality of this material is analyzed in the Rioja plant laboratory before blending.

The information that supports the estimation of the quarry’s Resources is consistent, supported by diamond drilling campaigns such as the one carried out in 2023, which allows for a robust resource model.

From the environmental and social point of view, Cementos Pacasmayo (included Cementos Selva) has been developing activities in Peru for more than 60 years and is recognized as a Peruvian company with a high reputation, therefore, it is expected that the environmental and social viability will continue.

11.8.3.	Mineral Resource classification

Cementos Selva S.A.C. obtained the parameters for classifying Resources based on staff´s experience designing the optimal drilling grid for sampling by geostatistical methods. Additionally, the variogram analysis was used as reference. Based on these criteria, Resource classes were defined.

In addition to the variogram distance criteria, the number of composites valued by each block and the number of composites per drillhole were also taken into account for categorization, as shown in Table 27.

Table 27 Criteria for Resource classification

	Measured	Indicate	Inferred
Minimum number of composites	2	2	1
Maximum number of composites	20	20	20
Number of composites drillhole	2	2	1
Range of Variogram (m)	60	120	180

-	Measured Resource: 1/3 of the distance of the variogram range, 2 a 20 composites y 2 composites for drillhole.

-	Indicated Resource: 2/3 of the distance of the variogram range. 2 a 20 composites y 2 composites for drillhole.

-	Inferred Resource: The total distance of the variogram range, 1 a 20 composites y 1 composites for drillhole.

11.9.	Qualified Person’s Opinion

After a detailed review of the technical information, procedures, and methodologies used, the database, primarily from diamond drilling, is considered to have been evaluated and meets appropriate quality control (QA/QC) standards.

No significant deficiencies have been identified that compromise the reliability of the data used. As a producing mine, most of the relevant technical and economic factors have been resolved.

The geological interpretation and block model construction are consistent with the available information; the estimation technique used (OK and ID) is appropriate for the type of deposit and reasonably reflects the distribution of mineralization in the limestone rocks.

The categorization of the resources into Measured, Indicated, and Inferred is considered appropriate based on the geological, geostatistical, and spatial criteria used. No regulatory noncompliance has been identified that would affect the validity of the results. It is recommended that additional studies be completed southward in the areas of greatest uncertainty, primarily related to MgO. Future validation through additional drilling may improve confidence in the estimate and allow for confirmation of the mineral resources.

Based on the review, the mineral resource estimate presented in the report is considered technically sound and reasonably represents the quarry’s mineralized potential. No significant deficiencies have been identified that invalidate the reported results.

12.	Mineral Reserves estimates

Total Mineral Reserves estimated at the Tioyacu quarry are 11.2 million tonnes, as detailed in Table 28 in their different classes.

Additionally, the periodic update of the Mineral Reserves of the Tioyacu quarry takes into account the Reserves extracted when updating the Mineral Resources and Reserves models, any new “modifying factors”, or the change and entry of any new data.

The calcium oxide (CaO) content is the primary variable in the Mineral Resources and Reserves estimation. Its specific values depend on the lithological domain, with its concentration higher in some lithologies than in others.

The calculated Reserves in the limestone deposit was 6.3 M mt. of proven Reserves with 51.54% CaO and 4.9 M mt. of probable Reserves with 50.95% CaO for a total of 11.2 M mt. of Reserves with 51.28% CaO that support the mining plans for production and supply to the Cementos Selva S.A.C. plant.

Based on the estimated Reserves and the plant’s projected limestone consumption, the QPs estimate a life of mine of 26 years for the quarry.

12.1.	Criteria for Mineral Reserves estimation

The criteria used for the determination of Mineral Reserves are described below.

12.1.1.	Run of Mine (ROM) determination criteria

ROM is considered to be all material produced in the quarry that complies with the specifications and will be sent to the plant for cement production. For determining ROM tonnage, dilution was considered to be negligible. The recovery in the quarry was assumed to be 100%.

12.1.2.	Cement Plant recovery

The limestone received at the Rioja plant is properly stored and then mixed with other raw materials to obtain the raw meal feed (kiln feed). The raw meal contains 74% limestone. After the raw meal is obtained, it is fed to the calcination kiln to obtain clinker. Finally, the clinker is mixed with additives to obtain cement.

12.2.	Reserves estimation methodology

The Mineral Reserve estimation considers the costs of production, transportation, cement processing, and the quality restrictions of the raw material. The costs are based on actual costs from the current operations of Cementos Selva S.A.C. at the Tioyacu quarry and Rioja plant. Chapter 19 shows the economic analysis used to determine the Mineral Reserves.

●	Proven and Probable Reserves consists of Measured and Indicated Resources, respectively that are within the designed pit the Tioyacu quarry.

●	Reserves are those for which economic viability has been demonstrated by discounted cash flow analysis based on estimated capital and operating costs.

●	Cementos Selva S.A.C. has permits for limestone production at the Tioyacu quarry. All material considered to be Mineral Reserves are material for which CSSAC has mining permits.

●	The effective date of the Reserve estimate is December 31, 2024.

●	The Reserve estimate is the final product placed in the Rioja plant.

12.3.	Mineral Reserve estimate

Table 28 shows the Mineral Reserves at the Tioyacu quarry.

Table 28 Mineral Reserves expressed in millions of tonnes

	Reserves	Tonnes M	CaO (%)	Al2O3 (%)	MgO (%)	SiO2 (%)	K2O (%)
Limestone	Proven	6.3	51.54	0.55	1.01	4.04	0.21
	Probable	4.9	50.95	0.30	2.29	2.67	0.14
	Total	11.2	51.28	0.44	1.56	3.45	0.18

12.4.	QP’s Opinion on Risk Factors affecting Reserve Estimates

In the QP’s opinion, the Reserves estimated for the quarry from the Resources consider the relevant risk factors and modifying factors which affect the tonnage and quality estimates. The primary variable is considered to be CaO, which is very stable in the deposit. SiO2 is viewed as a secondary variable that, without adequate control, can have an inverse effect on the CaO content in the Reserves. MgO is a secondary control variable that is also taken into account to define the reserves, in the current report its average is slightly above the recommended level, which with an efficient mixing process is manageable.

In estimating Reserves and the production plans for the quarry, these variables have been adequately considered with production sequencing and blending processes.

Because Cementos Selva has been operating the Tioyacu quarry for 26 years and the deposit is relatively stable in the main quality metrics, the QP is of the opinion that the risks associated with the Reserve estimate is low.

In addition to quality factors, ore reserves could change from operating performance-controlled production costs, allowing for maximization of the use of resources in the extractive processes for the use of resources in the extractive processes for the industrialists, guaranteeing the LOM of the quarry.

13.	Mining methods

Cementos Selva S.A.C., a wholly-owned subsidiary of Cementos Pacasmayo S.A.A, is the current owner of the Tioyacu quarry. Cementos Selva S.A.C. carries out the planning, production, supervision and quality control of the quarry to verify the activities and production according to the requirements of Rioja plant.

13.1.	Mining methods and equipment

The production of the deposit begins with the drilling and blasting. The fragmented material is loaded with an excavator or front loader into dump trucks. The material is transported to the cement plant.

The quarry activities allow the production of fragmented limestone smaller than 15” in diameter, with carbonate grades according to the plant’s needs.

The sequence of limestone extraction is by benches, which are produced sequentially according to the annual requirement of the plant.

Figure 9 Tioyacu quarry mining sequence

Limestone mining at the Tioyacu quarry comprises the following unit operations:

●	Drilling

Drilling activities at Tioyacu quarry are carried out with one diesel-powered drilling rig and one as stand-by.

●	Blasting

Blasting allows the rock to be fragmented to a size suitable for loading, hauling, and crushing unit operations. Non-electric detonators and connectors are used to avoid vibration and sound.

●	Loading and Transportation

Loading and transportation is conducted with 04 Volvo dump trucks of 14 m3 capacity, 01 excavator Hyundai and 01 front loader Volvo L150G.

The main equipment used to carry out mining activities at the Tioyacu quarry are shown in Table 29.

Table 29 Equipment of the Tioyacu quarry

Equipment	Quantity	Function	Description
Track Drill and Rock Drill (9 m max hole depth with a drill bit of 4.5”, single boom)	02	Drilling	These machines are used to drill holes for blasting.
Front End Loader Volvo L150G (3.5 m³ bucket capacity)	01	Material Loading and Stacking	Material handling equipment.
Excavator (1.44 – 1.9 m3 bucket capacity)	01	Material Loading and Stacking	Material handling equipment.
Dump truck (14 m3 capacity)	04	Material hauling	Equipment for conveying material from the production areas to the primary crusher.

13.2.	Geotechnical models

In 2022, Cementos Selva SAC hired Magma Consulting S.A.C, to carry out hydrological, hydrogeological, geotechnical and seismic risk of the Tioyacu quarry.

The study determined the maximum and minimum bank slope angles and inter-ramp angles based on stability analysis and kinematic analysis.

As a result of the study, seven structural domains were defined. The Table 30 shows the design criteria in each geotechnical domain of the quarry.

Table 30 Tioyacu quarry design criteria

	Domain	Bench height (m)	Design		Berm width (m)
			BFA (°)	IRA (°)
	Domain 01	8	65	43	4.84
	Domain 02	8	65	43	4.84
Domain 03	Clay	8	60	35	7
	Rock	8	65	43	4.84
	Domain 04	8	65	47	4.54
	Domain 05	8	70	47	4.54
	Domain 06	8	65	44	4.55
	Domain 07	8	65	43	4.84

*	Note:

BFA: Face slope angle

IRA: Inter ramp angle

Magma Consulting S.A.C (2022), performed stability analyses, the results are shown in Table 31.

Table 31 Stability Analysis

Section	Description	Bench face angle
		Static	Pseudo-static K=0.078g
S-1	Global Fault	2.85	2.54
S-2	Global Fault	2.67	2.37
S-3	Global Fault	2.58	2.32
S-4	Global Fault	2.67	2.35
S-5	Global Fault	2.08	1.87
S-6	Global Fault	2.80	2.52
S-7	Global Fault	4.01	3.64
S-8	Global Fault	4.35	3.96
S-9	Global Fault	5.02	4.55

13.3.	Hydrological models

In 2021 the hydrogeological study was conducted by Magma Consulting S.A.C. The objectives of the hydrogeological study was to track the installed piezometric levels and evaluate the variations until the end of 2021.

Table 32 2021 piezometric data

Code	Water level (masl)	Date	Type
DH-02	834.75	16/10/2021	Piezometer
DH-03	825.25	16/10/2021	Piezometer
DH-06	836.30	16/10/2021	Piezometer

13.4.	Other Mine Design and Planning Parameters

The limestone production reached by December 2024 is 267,009 tonnes, and no waste rock was removed. Based on the plant requirements and sales projection for the next 26 years, the pit design parameters for the Tioyacu quarry are presented in Table 33.

Table 33 Summary of Tioyacu quarry design parameters

Description		Value
Safety bench	Rock	4.54 - 4.84 m
	Rock and clay	7 m
Bench slope angle		60° - 70°
Bench height		8 m
Width of ramps		12 m

13.5.	Annual production rate

Considering that the cement plant demands an average of 0.4 million tonnes per year of limestone, the plan for the next 26 years is shown in Table 34.

13.6.	Mining plan

The proposed mining plan for the next 26 years is presented in Table 34.

Table 34 Mining plan for the next 26 years

Year	Tonnes	CaO	SiO2	MgO	Al2O3	K2O
2025	400,100	51.85	3.49	1.31	0.40	0.17
2026	410,551	51.47	3.60	1.47	0.35	0.15
2027	418,762	51.06	3.61	1.60	0.45	0.18
2028	427,137	51.00	3.65	1.60	0.71	0.28
2029	433,499	51.10	3.43	1.52	0.68	0.28
2030	434,850	51.29	3.61	1.59	0.43	0.19
2031	436,227	51.04	3.72	1.59	0.42	0.17
2032	437,632	51.48	3.76	1.59	0.33	0.12
2033	439,065	51.33	3.57	1.59	0.38	0.17
2034	440,526	51.36	3.80	1.42	0.41	0.18
2035	442,017	51.00	3.57	1.64	0.43	0.20
2036	443,537	51.01	3.78	1.58	0.44	0.20
2037	445,088	51.09	3.89	1.49	0.41	0.17
2038	445,250	51.00	3.62	1.58	0.50	0.20
2039	445,250	51.30	3.69	1.47	0.40	0.17
2040	445,250	51.21	3.79	1.54	0.40	0.17
2041	445,250	51.18	3.64	1.61	0.40	0.17
2042	445,250	51.05	3.62	1.46	0.55	0.22
2043	445,250	51.31	3.57	1.48	0.45	0.16
2044	445,250	51.00	3.61	1.49	0.56	0.21
2045	445,250	51.03	3.59	1.52	0.53	0.20
2046	445,250	51.44	3.83	1.41	0.41	0.18
2047	445,250	51.56	2.87	1.66	0.42	0.17
2048	445,250	52.39	1.44	1.76	0.27	0.12
2049	445,250	51.39	2.48	1.80	0.41	0.16
2050	249,289	51.57	1.73	2.03	0.32	0.15
Total	11,201,284	51.28	3.45	1.56	0.44	0.18

Figure 10 Tioyacu quarry final pit

13.7.	Life of Mine

The life of the Tioyacu quarry is 26 years.

13.8.	Staff

Cementos Selva S.A.C. personnel develop its operations at the Tioyacu quarry with its staff and contractors.

14.	Processing and recovery methods

14.1.	Process Plant

Cement production involves the following stages:

Production of raw materials. Limestone is produced from the Tioyacu quarry, as described in Chapter 13.

Milling and homogenization. Once the limestone is received at the plant, it is dosed to the raw mill with clay, iron and coal. The mixture must meet the quality standards to be sent to a storage silo from where it is fed to the raw meal storage silo. The raw meal is fed to the kiln for clinker production.

Clinkerization. The mixture is pelletized and then enters the vertical kiln where it reaches a temperature of approximately 1,450 degrees Celsius, the product of which is clinker. The clinker is then cooled to about 200 degrees Celsius and stored in silos or storage bins.

Cement grinding. After cooling, the clinker, together with gypsum and some additives, is fed into a mill to obtain cement.

Storage in silos. After passing through the mills, the cement is transferred to conveyor channels and stored in concrete silos to preserve its quality until distribution.

Packing, loading, and transportation. Cement is transferred through chutes from the silo to be packed into 42.5 kilogram bags in bagging machines, and then stored or loaded onto trucks operated by third parties for distribution. Bulk cement is transported by trucks.

14.2.	Raw materials for the cement production

The following raw materials and additives are used in the Rioja plant to produce cement.

Raw Materials

Limestone, is composed mainly of calcium carbonate and is used as raw material and an additive in cement production.

Iron, is inert material composed basically of iron oxide (Fe2O3).

Clay, is inert material composed of silicon, aluminum and a low proportion of alkalis such as potassium and sodium.

Coal, is a solid, black, or dark brown mineral that is essentially carbon with small amounts of hydrogen, oxygen and nitrogen.

Gypsum. It is a material composed of calcium sulfate hydrates. When gypsum is mixed with the clinker, it controls the setting time when the cement initiates the hydration reactions.

Raw meal, is an artificial mixture of limestone, clay, iron, and coal used to produce clinker.

Clinker is a product obtained from limestone, clay, iron, and coal.

Additives

Limestone. It is a material composed mainly of calcium carbonate, which, when finely ground, is used as an additive in cement production.

Gypsum. It is a material composed of calcium sulfate hydrates. When gypsum is mixed with the clinker, it controls the setting time when the cement initiates the hydration reactions.

14.3.	Flow sheet

The following is the block diagram of the cement plant for raw material processing, clinker and cement production.

Figure 11 Rioja plant process block diagram

14.4.	Main equipment

Table 35 shows the design and production capacities for clinker and cement.

Table 35 Main equipment in Rioja plant

Equipment	Product	Capacity of production*	Unit
Crusher	Limestone Iron Gypsum	792,000	tonnes/year
Dryer 1	Limestone Clay	792,000	tonnes/year
Dryer 2		396,000	tonnes/year
Raw meal mill 1	Raw meal	198,000 440,000	tonnes/year
Raw meal mill 2	Raw meal	475,200	tonnes/year
Kiln 1	Clinker	43,560	tonnes/year
Kiln 2	Clinker	79,200	tonnes/year
Kiln 3	Clinker	83,160	tonnes/year
Kiln 4	Clinker	83,160	tonnes/year
Cement mill 1	Cement	55,440	tonnes/year
Cement mill 2	Cement	118,800	tonnes/year
Cement mill 3	Cement	265,760	tonnes/year
Bagging system 1	Cement	8,316,000	Bags/year
Bagging system 2	Cement	8,316,000	Bags/year

*	The equipment capacities consider 330 days of production.

14.5.	Material balance cement plant

The following section presents information on the material balance at Rioja plant for cement production.

14.5.1.	Material balance

Below is the clinker production balance at the Rioja plant, considering the use of limestone obtained from the Tioyacu quarry, clay, iron, and coal as part of the raw material for clinker production. Likewise, the balance for cement production is presented considering the additives used for the mixture with clinker and consequently cement production for the year 2024.

Table 36 Balance for raw meal production

Raw material	Annual quantity (tonnes/year)	Dosage
Limestone	310,883	74%
Others	106,466	26%
Raw meal*	417,349	100%

*	Raw meal includes coal.

Raw meal is fed to the vertical kiln. The production of 0.57 tons of clinker requires one ton of raw meal.

Table 37 Balance for cement production.

Raw Material	Annual quantity (tonnes/year)	Dosage
Clinker	238,270	74%
Additions**	82,004	26%
Cement	320,274	100%

**	The amount of limestone used as an addition was 64,642 tonnes.

14.6.	Process losses

Losses in the cement production process associated with the raw material (limestone) are 1.55% due to the humidity of the limestone that is typical of the region (constant rainfall).

14.7.	Water consumption

Water is mainly used for cooling in the milling processes and for the pelletizing process of the raw meal before it enters the vertical kilns. It is also used for watering green areas and accesses and restrooms. It is also used to irrigate green areas and accesses. 108,943 m3 of water was consumed at the Rioja Plant during its operations in 2024.

14.8.	Fossil fuel consumption

The cement production process consumes liquid fuels for heavy equipment within the operation. Biomass is used as energy in the raw material drying process.

Table 38 Fuel consumption in Rioja plant

Fuel	Consumption (tonnes/year)	Description
Diesel	261.97	P.Cal 9845 Kcal/kg

14.9.	Electric power consumption

The Rioja plant has an electrical substation with a capacity of 12 MVA, which uses electrical energy supplied from the national grid, 142,764 GJ of energy was consumed at the Rioja plant during its operations in 2024.

14.10.	Maintenance Plan

Cementos Selva S.A.C. has implemented a preventive and corrective maintenance plan to prevent interruptions to the cement production process. Cementos Selva S.A.C. maintains operating efficiency to control costs and operating margins. Cementos Selva S.A.C. has initiatives to diversify energy sources and secure supply when possible. The equipment is in good condition and operational.

14.11.	Staff

Cementos Selva S.A.C. personnel develop its operations at the Rioja plant with its staff and contractors.

15.	Infrastructure

15.1.	Tioyacu quarry

The Tioyacu quarry uses the infrastructure of the Rioja plant, such as administrative offices, workshops, utilities and other services. The quarry is located adjacent to the cement plant.

Explosive storage: Cementos Selva S.A.C. has built explosive storage facilities for the storage of explosives and accessories necessary for the quarry’s production activities. They are located in the El Pajonal quarry owned by Cementos Selva S.A.C.

15.2.	Rioja Plant

The use of electrical energy is required; there is a high voltage electrical energy supply system of 60 Kv, 60 Hz transmission for the industrial facilities of Cementos Selva S.A.C.

There is a derivation from the 60 kV Rioja - Nueva Cajamarca transmission line owned by Electro Oriente, which runs in front of CSSAC’s facilities at a distance of 345.8 m.

The company has a license to use water for industrial purposes. The National Water Authority issued the Alto Mayo Local Water Administration (R.A. Nº 100-2010-ANA-ALA ALTOMAYO).

Water supply at the Rioja plant is provided by a groundwater well, Cementos Selva is allow to draw 567,648 m3 per year.

The construction of a new finished products warehouse with a capacity of 40,000 cement bags was completed in 2023.

16.	Market Studies

Cementos Selva S.A.C is a subsidiary of Cementos Pacasmayo. Cementos Pacasmayo is a leading company in the cement production and other construction materials in the north of Peru. This chapter describes the cement market, as well as the macro and microeconomic factors that define it.

For the description of the cement market in Peru, public information has been collected from different sources, such as the Central Reserve Bank of Peru (BCRP), National Institute of Statistics and Informatics (INEI), Association of Cement Producers (ASOCEM), Ministry of Housing, Construction and Sanitation, Superintendence of Tax Administration and the Peruvian Construction Chamber. In addition to this information, this chapter also relies on statistics provided by the company (CPSAA) to provide a better understanding of its specific market.

16.1.	The cement market in Peru

The Peruvian cement market is geographically segmented by regions: north, central and south. Diverse companies supply each region. Figure 12 is an illustration of the Peruvian map and of its 3 regions, according to the segmentation of the cement market, where each region is the main area of influence of domestic cement companies.

Figure 12 Segmentation of the cement market in Peru

The main companies that comprise the cement market in Peru are: Cementos Pacasmayo S.A.A., UNION Andina de Cementos S.A.A., Yura S.A. and Cementos Selva S.A.C. Additionally, there are companies that import cement or clinker, such as Caliza Cemento Inca S.A., Distribuidora Cemento Nacional S.A.C., CEMEX Perú S.A., Cal & Cemento Sur S.A., amongst others.

Table 39 shows the domestic cement shipments (in thousands of tonnes):

Table 39 Cement shipments at domestic level (in thousands of tonnes)

	2022	2023	2024
National cement shipments	14,113.3	12,175.7	12,001.8
Overall cement shipments (CPSAA/CSSAC 3 plants)	3,436.8	2,936.6	2,835.1
Rioja plant shipments	305.8	257.1	318.3

Sources: ASOCEM, CPSAA/CSSAC

The types of cement produced by the main cement companies in the country are Type I, Type V, Type ICO, Type IL, Type GU, Type MS (MH), Type HS, Type HE, Type MH.

It is important to mention that, according to the main requirement standards, Peruvian Technical Standards, cements are divided into five types:

●	NTP 334. 009 2013. Cements Portland. Requirement. (ASTM C 150).

●	NTP 334. 090 2013. Cements Portland Added. Requirements. (ASTM C595).

●	NTP 334. 082 2011. Cements Portland. Performance Specification. (ASTM C1157).

●	NTP 334. 050 2004. Cements Portland White. Requirements. (ASTM C150).

●	NTP 334. 069 2007. Building Cements. Requirements. (ASTM C091).

For Cementos Selva’s cement products, only the first 3 NTP standards apply.

16.2.	Industry and Macroeconomic Analysis

Producers and trading companies of cement compete mainly within the limits of their area of influence, which is determined by the geographical location of their plants, giving rise to segmentation of the national market. However, the northern region presents a high demand potential because of the infrastructure gap, the housing deficit and a higher capillarity in terms of important cities adjacent to one another and with an urbanization level lower than in the central and southern region. On the other hand, it is important to note the importance of transportation in the structure of cement costs, which are composed primarily of raw materials, fuels and transportation.

The cement market and industry in Peru have the following characteristics:

●	Base of consumers highly segmented, informal and of low resources.

●	Low costs of energy and raw materials.

●	Zone of influence / distribution determined by geographical location of the plant.

●	High correlation between public and private investment, and self-construction.

The construction sector and cement industry have a behavior directly related to the Gross Domestic Product (GDP) and Private Consumption. Figure 13 shows how the GDP of the construction sector (monthly variation %) tracks the cyclic behavior of the Global GDP (monthly variation %), showing variations of lower significance than those of the Global GDP, but in the same direction. It is also noted that, in May 2020, the GDP of the construction sector had a positive variation of more than 200% (compared to the previous month), whilst Global GDP went up only 10%. This was due to the reactivation of economic activity and consumption once the confinement measures given by the Government to counter the Covid-19 pandemic were loosened. This reactivation was motivated primarily by private-construction sector consumption. In the face of the uncertainty caused by the health and economic crisis in 2020, consumers showed savings behaviors, which meant that people preferred consumption of goods for home improvement, amongst them, cement. This trend was maintained throughout 2021. However, in 2023 there was a decrease in demand for public and private investment due to the political and social situation. As a result, cement volumes are returning to pre-covid levels.

Figure 13 Global GDP and Construction sector GDP MoM variation (%)

Source: BCRP 2024

The cement industry is also motivated by housing sector growth, public and private investment in infrastructure, mining projects, shopping centers, construction of transportation systems, etc. Thus, one of the variables with more impact on cement industry and future demand is the infrastructure gap which remains high in the country.

For the 2016 – 2025 period, the infrastructure gap is estimated to be US$ 160 billion and this is present in the main economic sectors and services of public supply, that is: Transportation (36%), Energy (19%), Telecommunications (17%), Health (12%), Sewage System (8%), Irrigation (5%) and Education (3%). The 90% of the roads not included in the large national road network still remain without pavement. Only 40% of schools have access to basic services such as water, electricity and sewage system. There are only 15 hospital beds for every 10,000 individuals compared to 27 beds recommended by the WHO.

In 2024, the cement market contracted by 2.5% compared to 2023. However, by 2025, it is expected to have 2% growth compared to 2024. Social (protests and blockades) factors impacted domestic cement dispatches. In addition, regional and local governments began new administrations with lower-than-expected public spending expected.

Given greater stability in the sector, a moderate growth of 2% in cement shipments is expected in 2025.

16.3.	The North Region Market

Cementos Pacasmayo, a leading company in the production and sales of cement in the North Region, has market presence in the following cities: Cajamarca, Chiclayo, Chimbote, Jaén, Pacasmayo, Piura, Rioja, Tarapoto, Trujillo, Tumbes, Yurimaguas and Iquitos. The company has a Market share of over 93.8% in the northern region of the country.

Cementos Selva S.A.C.’s overall shipments from the Rioja plant were 318.3 tonnes. It supplied 10.3% of the country’s North Region cement demand, and its cement sales represented 11.2% of the Company’s overall shipments.

Other companies with lower presence in the cement market of the North Region are:

●	Quisqueya - Cemex

●	Cemento Nacional

●	Cemento Inka

●	Cemento Tayka

These companies are competitors of the Rioja plant.

Cementos Selva S.A.C.’s Rioja plant produces different types of cement and it has placed in the National Market different trademark products to meet the needs of diverse segments of the market. Table 40 shows the products in Rioja plant.

Table 40 Types of products of Rioja plant

Cement type	Use	Comment
Cemento Portland
Cement Type I	Cement of general use.	The average result of resistance to compression is higher than the minimum requirement set forth in the technical standard NTP 334.009 / ASTM C150.
Cemento Portland with additives
Cement Extra Forte	Ideal for the execution of structural Works, repairs, remodelings home applications, floors, leveling, grouts, tips, prefabricated elements of small and medium size and concrete elements which require special characteristics.	The average result of resistance to compression is higher than the minimum requirement set forth in technical standard NTP 334.090.
Hydraulic Cements specified by performance
Mochica GU Line	For structures in contact with environment and humid and salty soils.
Amazonico GU Line	Cement for general purpose.

16.4.	Cement price

The sale prices of cement in the Peruvian market vary pursuant to their type and their geographical location. The price difference between each type is explained primarily by the dosifications of raw materials and additives, whilst the variations for geographical location are caused by the freights for the distribution to the points of sale.

At domestic level, the cement price in 2024 was, on average, 691.76 S/ x t. Figure 14 shows the historical prices of cement in Peru.

Figure 14 Historic prices of cement in Peru

Source: Ministerio de Vivienda, Construcción y Saneamiento (December 2024).

16.5.	Current and future demand

Cement demand at the national level is met by local shipments (local production), for the most part, and by imports. In 2024, 10.92 M tonnes were shipped locally; 2.5% less than in the same period of 2023 (11.20 M). Imports amounted to 0.27 M tonnes during 2024; 28.9% more than 2023 (0.21 M).

Figure 15 shows the evolution of the national demand of cement, expressed in thousands of tonnes, since 2017.

Figure 15 Evolution of the national demand of cement

Source: ASOCEM

It is noted that domestic demand has been growing, on average, at a rate of 3% per year, with the exception of 2020, which is considered an atypical year due to the adverse effects of the pandemic and the confinement measures, to then take a historic leap in 2021 with an annual increase of 38%. During 2024, shipments decreased by 1.9% compared to 2023 as a result of the political and social situation in the country.

According to our internal information, in terms of regional distribution, the Northern Region accounts for approximately 25.7% of domestic cement demand, the Central Region for 53.6%, and the Southern Region for 20.8%.

Cementos Pacasmayo’s cement shipments (3 plants) reached 2,835.1 thousand tonnes in 2024, constituting a 23.6% share of total shipments in Peru and 92.1% in the Northern Region. This is 3.5% less than in 2023 (2,936.6 thousand tonnes).

Despite the decrease in the volume of shipments in 2024, future demand is optimistic for the region due to the high infrastructure deficit.

Table 41 shows the projection of future demand or cement shipments for Cementos Selva S.A.C (Rioja plant). These projections are based on the 2025 estimated shipments.

Table 41 Forecast of future demand for Rioja cement plant

Year	Cement Shipments (Tonnes)	Variation (%)
2025	346,229
2026	353,153	2.0%
2027	360,216	2.0%
2028	367,421	2.0%
2029	374,769	2.0%
2030	382,264	2.0%
2031	389,910	2.0%
2032	397,708	2.0%
2033	405,662	2.0%
2034	413,775	2.0%
2035	422,051	2.0%
2036	430,492	2.0%
2037	439,102	2.0%
2038	440,000	0.2%
2039	440,000	0.0%
2040	440,000	0.0%
2041	440,000	0.0%
2042	440,000	0.0%
2043	440,000	0.0%
2044	440,000	0.0%
2045	440,000	0.0%
2046	440,000	0.0%
2047	440,000	0.0%
2048	440,000	0.0%
2049	440,000	0.0%
2050	440,000	0.0%

17.	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups.

17.1.	Environmental Aspects

Cementos Pacasmayo S.A.A. has Corporate Policies that apply to the operations of quarries and cement plants. Relevant policies include Safety Occupational Health Policy, Quality Policy, and Environmental Policy.

17.1.1.	Tioyacu quarry

On May 19, 2022, through Directorial Resolution No. 215-2022-PRODUCE/DGAAMI, the Ministry of Production approved the Update of the Environmental Impact Study of “Tioyacu quarry limestone” in compliance with the obligations established in environmental legislation, assuming commitments in order to guarantee the environmental viability of operations in the quarry.

Subsequently, on November 24, 2022, through Directorial Resolution No. 545-2022-PRODUCE/DGAAMI, the Ministry of Production approved the Supporting Technical Report for the “Estimation of reserves” project in the Tioyacu Limestone Quarry to determine the existence of greater reserves of limestone for subsequent exploitation through diamond drilling.

On February 25, 2024, through Directorial Resolution No. 163-2024-PRODUCE/DGAAMI, the modification of the environmental monitoring program of the EIA Update was approved, reducing the frequency and parameters of monitoring by maintaining that there are no significant impacts on the environment.

In 2024, CSSAC carried out environmental monitoring through the Laboratory Environmental Testing Laboratory S.A.C. - Envirotest, a company with accreditation before the International Accreditation Service (IAS) and the National Quality Institute (INACAL), both signatories of the ILAC-MRA International Mutual Recognition Agreement.

Envirotest was in charge of collecting and analyzing the samples, and presenting the results through reports to the Environmental Assessment and Enforcement Agency - OEFA, an institution of the Peruvian State in charge of reviewing and validating the information presented by the owner. At the Tioyacu quarry, particulate matter parameters for air quality were measured annually. The 2024 results are below the threshold values established in the Environmental Quality Standard (ECA) for air approved by Supreme Decree No. 003-2017-MINAM.

The results obtained from the environmental noise measurement activities in 2024 are below the Environmental Quality Standard Limit (ECA) in compliance with the provisions of Supreme Decree N°085-2003-PCM.

Biological monitoring in the Tioyacu quarry was carried out by the company Consulting Biogroup S.R.L. The objective was to characterize the Vegetation, Herpetofauna, Avifauna and Mastofauna. The results showed an abundance of birdlife, a species typical of this type of vegetation where forest predominates.

Regarding water management, it is essential to mention that Tioyacu quarry does not have any discharges. The small water consumption is only for green area irrigation and road maintenance.

The Environmental Management of the Manufacturing Industry and Domestic Trade, Supreme Decree No. 017-2015-PRODUCE, establishes the environmental management procedures covered by Ministerial Resolution No. 157-2011-MINAM for investment projects subject to the National System of Environmental Impact Assessment (SEIA) and its amendments.

Law No. 28090 and its Regulation approved by Supreme Decree No. 033-2005-EM establishes the closure measures for non-metallic quarries.  Directorial Resolution No. 178-2016-MEM-DGAAM, the Update of the Closure Plan of the Tioyacu quarry mining unit was approved, which establishes measures at the end of the useful life of the quarry.

The Closure Plan submitted by Cementos Selva S.A.C. included the necessary measures to ensure effectiveness or consistency with the requirements necessary for the protection of public health and the environment. The initial strategy has continued with the Closure of the components of Tioyacu quarry mining unit, establishing temporary, progressive, final and post-Closure activities at the end and/or closure of operations.

Environmental closure activities have included physical stability in the mine, geochemical stability, water management facilities, decommissioning for the removal of equipment and machinery. Also infrastructure demolition, reclamation, waste disposal, landform establishment, habitat rehabilitation, revegetation and social programs.

Post-closure activities such as physical maintenance, geochemical maintenance, hydrological maintenance, and biological maintenance will be carried out, and post-closure monitoring activities include physical stability monitoring, geochemical stability monitoring, water management monitoring, biological monitoring, and social monitoring.

Considering that the land use before mining production was a secondary forest which was affected by other activities, forestation activities with native species have been considered part of the post-closure activities. Likewise, CSSAC will fulfill the commitments included in the Closure Plan approved by the above authority.

It is important to mention that the approval of the Mine Closure Plan involves the constitution of guarantees to ensure that the owner of the mining activity complies with the obligations derived from the Mine Closure Plan, in accordance with environmental protection regulations.

Cementos Selva S.A.C has provided financial assurance for the mine closure plan for the Tioyacu quarry consistent with the approved and updated mine closure plan for an amount of 441,584.00 USD.

We have a solid relationship with our communities and we have identified its main needs in health, education, urban development and local development.

We have a social investment program which contributes to dealing with their needs, based on good dialog and our compliance to our commitments to our communities.

The communities are a priority for Cementos Selva S.A.C. For this reason, we promote periodic meetings with their representatives and we create opportunities for dialog to know their expectations. Also, we have established public and private alliances for development projects and programs to contribute to a better quality of life and to strengthen our relationship. In 2024, CSSAC worked in partnership with the district governments of Elias Soplin Vargas and Rioja.

CSSAC has no commitments for local procurement and hiring although it does its best to hire local talent and do business with local businesses.

17.1.2.	Rioja plant

On August 3, 2022, through Directorial Resolution No. 346-2022-PRODUCE/DGAAMI, the Supporting Technical Report (ITS) of the project “Expansion of surface components of the Rioja cement plant” for the expansion of storage areas was approved for raw materials, bagging and materials that are received in said areas.

Regarding water management, it is essential to mention that Rioja plant does not have any discharges. The small water consumption is only for green area irrigation.

Finally, in accordance with environmental regulations and according to the Regulation of Environmental Management of the Manufacturing Industry and Domestic Trade, Supreme Decree N° 017-2015-PRODUCE, companies that produce cement are required to submit Closure Plans before executing closure activities. To meet that requirement, Cementos Selva S.A.C. in compliance with Peruvian legislation will submit the Closure Plan in a timely manner.

17.2.	Solid waste disposal

Cementos Selva S.A.C. has a Solid Waste Minimization and Disposal Plan for our production activities at the Rioja plant and Tioyacu quarry. Annually, our company declares the generation, storage, collection, and final disposal of hazardous and non-hazardous solid waste in compliance with environmental legislation.

As part of the solid waste minimization plan (2024), we declared 0 tonnes of hazardous waste and 0 tonnes of non-hazardous waste for the Tioyacu quarry. Likewise, for the Rioja plant we declared 29.6 tonnes of hazardous waste and 241.4 tonnes of non-hazardous waste, which were disposed of in accordance with environmental legislation.

17.3.	Qualified Person’s Opinion

Cementos Selva S.A.C. complies with national environmental standards in the industrial sector and to the International Standard Industrial Classification - ISIC 2694 for the non-metallic production of the limestone material for the manufacture of cement.

For the industrial and mining sector, the company specifically complies with the Environmental Management Regulations for the Manufacturing Industry and Domestic Trade, Supreme Decree No. 017-2015-PRODUCE, which is the rule that regulates the environmental management of the activities indicated in Ministerial Resolution No. 157-2011-MINAM and investment projects subject to the National System of Environmental Impact Assessment (SEIA), considered in Annex II of the Regulations of Law No. 27446, approved by Supreme Decree No. 019-2009-MINAM.

The company reports the environmental commitments, semiannually to the Environmental Evaluation Agency - OEFA. The monitoring is carried out through external laboratories that provide comprehensive monitoring and analysis services and have double accreditation, by the international IAS (International Accreditation Service) and the national INACAL (National Institute of Quality), both signatories of the ILAC-MRA international Mutual Recognition Agreement.

Cementos Selva S.A.C. strictly complies with the protocols in the different processes in compliance with environmental legislation and reporting to the OEFA.

The qualified person believes that CSSAC’s current plans and management strategies are adequate for addressing any issues related to environmental compliance and maintaining its environmental permits. In addition, the qualified person believes that CSSAC has a good relationship with the local communities and that its social investment plans are adequate for reducing any social risks to the project.

18.	Capital and operating costs

18.1.	Basis for operating and capital costs for the quarry and plant

In a tabular manner, this section presents the operating costs of Tioyacu quarry for the production of limestone - the primary raw material used for cement production at the Rioja plant. It also exhibits the plant’s operating costs, for the whole industrial process; from the reception of raw material, to its conversion to the final product (cement). The operating cost forecast is mainly based on actual historical costs.

Similarly, this section reports the detail of the capital investments made in the quarry and plant, and the forecasted investment plan required to sustain all the activities in the quarry and plant and to assure the supply of limestone Reserves necessary to achieve the production levels according to the forecasted cement shipments of the Rioja plant.

Table 42 depicts the main components of the cost structure of Tioyacu quarry and Rioja plant and the sources used in their forecasts:

Table 42 Cost structure of Tioyacu quarry and Rioja plant

Cost category	Description	Source
Quarry Operating Cost	Mineral Extraction /Exploitation, Processing, Fuel, Materials (Explosives), Maintenance, Insurance and Services	• Real, historic costs • Suppliers´ quotes
Quarry Operating Cost	Royalties	• Contract of mining royalty payment with regional/state entities
Quarry Operating Cost	Energy	• Historic, real costs • Supply Contract • Suppliers’ quote
Plant Operating Cost	Fuel, Materials, Maintenance, Wages and Insurance	• Historic, real costs • Suppliers’ quote
Plant Operating Cost	Energy	• Historic, real costs • Supply Contract • Suppliers’ quote

Considering that the Tioyacu quarry and the Rioja plant are in operation, the historical costs are the principal basis for estimating forecasted costs.

Thus, the actual costs in some cases are maintained, and in other cases, are appropriately adjusted for factors specific to the quarry and plant operating, conditions, and obligations stipulated in supply and concession contracts.

On the other hand, macroeconomic factors such as inflation and devaluation of the local currency against the US dollar could indirectly impact future operating costs estimation.

18.2.	Capital and Operating Cost Estimates

Table 43 details the operating costs of quarry and plant for the year 2024, and 26 years of forecast:

Table 43 Operating costs forecast of quarry and plant

	Production Data
	Extracted Mineral	Cement Production	Total Operating Cost	Cost per tonne of product
	tonnes ’000	tonnes ’000	S/ ’000	S/ x tonne

2024	267	320	118,872	371.16
2025	552	346	115,751	334.32
2026	330	353	119,158	337.41
2027	337	360	122,618	340.40
2028	344	367	133,884	364.39
2029	350	375	137,018	365.61
2030	357	382	142,567	372.95
2031	365	390	155,174	397.98
2032	372	398	159,938	402.15
2033	379	406	165,839	408.81
2034	387	414	179,698	434.29
2035	395	422	185,828	440.30
2036	403	430	193,035	448.41
2037	411	439	208,182	474.11
2038	411	440	211,867	481.52
2039	411	440	215,740	490.32
2040	411	440	227,332	516.66
2041	307	440	261,260	593.77
2042	307	440	266,500	605.68
2043	307	440	279,182	634.51
2044	307	440	284,213	645.94
2045	307	440	279,939	636.23
2046	307	440	292,653	665.12
2047	307	440	297,726	676.65
2048	307	440	303,706	690.24
2049	307	440	317,071	720.62
2050	307	440	322,847	733.74

Table 44 shows the capital cost projection for the next 26 years, according to the production plan for 26 years of Reserves. Costs are adjusted annually by applying a 2.90% inflation rate to the cost/tonne.

Costs described in this chapter are applied to estimate the Mineral Resources and Reserves of the Tioyacu quarry as part of the analysis.

Table 44 shows the detail of capital investments in the quarry and plant, by type of investment, for one year of historical result (2024), and 26 years of projection:

Table 44 Investment forecast in quarry and plant

Total Investments
S/ ’000

2024	3,238
2025	5,446
2026	5,604
2027	5,767
2028	5,934
2029	6,106
2030	6,283
2031	6,465
2032	6,653
2033	6,846
2034	7,044
2035	7,249
2036	7,459
2037	7,675
2038	7,898
2039	8,127
2040	8,363
2041	8,605
2042	8,855
2043	9,111
2044	9,376
2045	9,647
2046	9,927
2047	10,215
2048	10,511
2049	10,816
2050	11,130

In recent years, there have been no significant variations in capital investment, which correspond mainly to maintenance and replacement of equipment in the quarry and plant to sustain operations. The Company´s investment plan does not consider any unusual or expansion activity. It is solely planned to perform the necessary replacement for the quarry support and the maintenance of operations in the plant. The investments are kept at levels similar to those registered in the last few years.

18.3.	Capital and Operating Cost Estimation Risks

There is a low risk associated with capital and production costs because mine production and cement plant operation will continue in the same geological deposit and using the same mining and industrial methods.

An assessment of the accuracy of estimation methods is reflected in the sensitivity analysis in Section 19.

For purposes of the Preliminary Feasibility Study completed relative to the Tioyacu quarry and Rioja plant, capital and operating costs are estimated to an accuracy of +/- 25%.

19.	Economic Analysis

19.1.	Methodology: Discounted Cash Flow (Free)

The Economic Analysis chapter describes the assumptions, parameters and methodology used to demonstrate the economic viability or profitability of extracting the mineral Reserves. That is, the pre-feasibility level support for the determination of mineral Resources and Reserves, by means of a business valuation through the Discounted (Free or Economic) Cash Flow method.

The horizon of the cash flow projection is consistent with the life of the quarry, which is calculated based on the total declared Reserves and the annual production at the quarry. Each period’s cash flow is approximated indirectly from the EBITDA (the latter is constructed in the Profit and Loss Statement), and the corresponding adjustments are made for taxes and capital costs (CapEx).

Finally, for this economic analysis we use the free cash flow, since it does not incorporate the company’s capital structure, and we apply the weighted average cost of capital (WACC) for discounting future cash flows.

19.2.	Assumptions

19.2.1.	General and Macroeconomic Assumptions

The general and macroeconomic assumptions used for the projection of economic cash flows and the valuation are:

●	Projection horizon: 26 years (2025 to 2050) according to the estimated years of quarry life.

●	Annual inflation rate, 2.90%, based on Banco Central de Reserva del Perú as of projection 2025: applies equally to sales price, costs and expenses.

●	Capital cost projections were determined using a historical ratio of annual investments and maintenance costs, which also considers the increase in production volume.

●	The company’s financing structure is being considered in the discount rate (WACC), which is 10.79%.

●	Income tax rate: effective rate of actual (historical) business results, 29% - 30%.

●	Workers’ Profit Sharing: 10%.

●	Exchange rate: exchange rate is assumed to remain at 3.80 (USD/PEN).

19.2.2.	Income and Cost Assumptions

●	The sales price of cement, expressed as S/ x t, is the sales price of the Rioja plant to Dino Selva Iquitos, FOB at Rioja plant; which is lower than the sales price to the final customer in the market. The distribution freight explains this difference to the multiple points of sale and the selling expenses associated with distribution and promotion in the different commercial channels.

●	The base price used in the projection is an estimate for the year 2025 (577.8 S/ x t), which has been determined based on current market conditions and cement demand for 2025, among other factors.

●	Starting in 2026 (year 2 of the projection), an annual price escalation rate of 2.9% is applied the sales prices.

●	The cost of cement production, expressed as S/ x t, has been estimated for 2025 based on actual operating expenses, the market situation of local materials and services, plant demand for imported clinker, and other factors. The cost of production for year 2025 is 334.3 S/ x t.

●	Starting in 2026, an annual cost escalation rate of 2.9% is applied to the cost.

●	The initial stock of products in the quarry and plant is assumed to be zero.

19.3.	Financial Model Results

The following financial parameters were calculated:

●	NPV of 525 million Soles at a discount rate of 10.79%.

●	26-year mine life.

●	Average plant throughput of 0.4 million tonnes per year over the 26-year projection.

●	Average sales price of 748.3 Soles per ton of cement, on average for the 26-year projection, at nominal values.

●	Revenues of 314 million Soles, on average for the 26-year projection.

●	Average cash production cost of 508.2 Soles per ton of cement, on average for the 26-year projection, at nominal values.

Table 45 shows the forecasted Profit and Loss Statement for the Tioyacu quarry and Rioja plant operation:

Table 45 Profit and Loss Statement

	Shipments (tonnes)	Revenue S/ x t	Gross Profit S/ ’000	Gross Margin S/ x t	Gross Mg %	Operating Profit	(+) Depreciation	EBITDA Rioja Plant	EBITDA Mg %

2025P	346,229	577.8	75,997	219.5	38%	67,150	9,541	76,691	38%
2026P	353,153	589.4	80,303	227.4	39%	70,954	9,802	80,756	39%
2027P	360,216	601.2	84,842	235.5	39%	75,173	9,874	85,047	39%
2028P	367,421	613.2	82,570	224.7	37%	72,657	9,863	82,520	37%
2029P	374,769	625.5	88,038	234.9	38%	77,798	9,928	87,727	37%
2030P	382,264	638.0	91,646	239.7	38%	81,016	10,049	91,065	37%
2031P	389,910	650.7	89,173	228.7	35%	78,119	10,195	88,314	35%
2032P	397,708	663.8	94,213	236.9	36%	82,714	10,353	93,068	35%
2033P	405,662	677.0	98,594	243.0	36%	86,646	10,509	97,155	35%
2034P	413,775	690.6	96,118	232.3	34%	83,700	10,676	94,376	33%
2035P	422,051	704.4	101,085	239.5	34%	88,303	10,728	99,032	33%
2036P	430,492	718.5	105,495	245.1	34%	92,339	10,783	103,122	33%
2037P	439,102	732.8	103,113	234.8	32%	89,573	10,837	100,410	31%
2038P	440,000	747.5	106,267	241.5	32%	92,334	10,891	103,225	31%
2039P	440,000	762.4	108,768	247.2	32%	94,433	10,944	105,376	31%
2040P	440,000	777.7	104,355	237.2	30%	89,604	11,000	100,604	29%
2041P	440,000	793.2	79,708	181.2	23%	64,531	11,058	75,588	22%
2042P	440,000	809.1	81,333	184.8	23%	65,726	11,107	76,833	22%
2043P	440,000	825.3	76,303	173.4	21%	60,251	11,160	71,411	20%
2044P	440,000	841.8	78,379	178.1	21%	61,857	11,228	73,085	20%
2045P	440,000	858.6	89,068	202.4	24%	72,064	11,295	83,359	22%
2046P	440,000	875.8	84,411	191.8	22%	66,909	11,366	78,276	20%
2047P	440,000	893.3	86,858	197.4	22%	68,844	11,439	80,284	20%
2048P	440,000	911.2	88,619	201.4	22%	70,077	11,516	81,593	20%
2049P	440,000	929.4	83,795	190.4	20%	64,709	11,595	76,305	19%
2050P	440,000	948.0	86,034	195.5	21%	66,389	11,677	78,066	19%

Cement sales at Rioja plant are, on average, S/ 314 million per year (for the period 2025-2050), and the average EBITDA margin for the same period is 29%. Due to the increase in cement shipments, the installed capacity of clinker is exceeded, and it is necessary to start importing a minimum quantity from year 2041 until year 2050.

Table 46 shows the Free Cash Flow projection and the valuation of the cement business of Rioja plant:

Table 46 Free Cash Flow and valuation

	FCF - Valuation (Thousand S/)
	(-) Taxes (EBIT*t)	(-) CapEx	EBITDA Rioja Plant	Free Cash Flow

2025P	-26,634	-7,500	83,220	49,086
2026P	-28,047	-7,718	87,655	51,891
2027P	-29,966	-7,941	92,357	54,449
2028P	-28,957	-8,172	89,585	52,456
2029P	-31,136	-8,409	95,291	55,747
2030P	-32,321	-8,652	98,962	57,988
2031P	-31,046	-8,903	95,936	55,987
2032P	-32,808	-9,162	101,145	59,175
2033P	-34,340	-9,427	105,622	61,855
2034P	-32,968	-9,701	102,565	59,897
2035P	-34,785	-9,982	107,708	62,941
2036P	-36,912	-10,271	112,206	65,022
2037P	-36,140	-10,569	109,240	62,531
2038P	-37,189	-10,876	112,328	64,263
2039P	-38,026	-11,191	114,688	65,470
2040P	-36,045	-11,516	109,499	61,938
2041P	-25,931	-11,850	81,863	44,083
2042P	-26,493	-12,193	83,224	44,537
2043P	-24,229	-12,547	77,270	40,494
2044P	-24,789	-12,911	79,099	41,400
2045P	-28,812	-13,285	90,366	48,269
2046P	-26,659	-13,670	84,782	44,453
2047P	-27,359	-14,067	86,978	45,552
2048P	-27,779	-14,475	88,407	46,153
2049P	-25,686	-14,895	82,596	42,015
2050P	-26,280	-15,327	84,521	42,914

WACC	10.79%
Economic NPV (Thousand S/)	524,650

The net present value (NPV) of Rioja plant cement business amounts to almost S/ 525 million and it is made up of the sum of the discounted cash flows of each period, for the 26-year projection.

For discounting of the cash flows, the weighted average cost of capital of the company (WACC for its acronym in English) was applied.

19.4.	Sensitivity Analysis

The sensitivity analysis considers a variation of +/- 5 and 10% in the variables that have the greatest impact on the NPV and EBITDA. These variables are the cement sales price, operating cost and CapEx.

Tables 47 and 48 detail the sensitivity of the NPV and EBITDA to each variable, respectively, when the variables are varied independently. Figures 16 and 17 show the results of the sensitivity of NPV and EBITDA, respectively, to the three variables:

Table 47 Sensitivity analysis of the Net Present Value

Variable / Variation	-10%	-5%	0%	+5%	+10%
Price	-30.8	-15.4	0	15.4	30.8
Cost	19.8	9.9	0	-9.9	-19.8
CapEx	1.4	0.7	0	-0.7	-1.4

Table 48 Sensitivity analysis of the EBITDA

Variable / Variation	-10%	-5%	0%	+5%	+10%
Price	-32.9	-16.4	0	16.4	32.9
Cost	22.7	11.4	0	-11.4	-22.7
CapEx	-0.1	0	0	0	0.1

Figure 16 Sensitivity of Net Present Value (expressed as %)

Figure 17 Sensitivity of EBITDA (expressed as %)

Based on these results, the NPV is most sensitive to cement price, followed by operating cost, and least susceptible to the CapEx. EBITDA has a similar sensitivity to NPV, being most exposed to cement price, followed by operating cost, but shows no sensitivity towards variations to the CapEx.

20.	Adjacent properties

The information in this chapter was obtained from the competent authority: Instituto Geológico, Minero Metalúrgico (INGEMMET). The only public information obtained is shown in the Figure below.

To the north of the Cementos Selva S.A.C. concession is the Rioja 2 concession owned by Cementos Selva S.A.C.; to the east of the mining concession is the Rioja 4 concession owned by Cementos Selva S.A.C., and to the southwest is the Rioja 3 concession owned by Cementos Selva S.A.C.

Figure 18 Concession Calizas Tioyacu and adjacent concessions.

21.	Other relevant data and information

Not applicable.

22.	Interpretation and conclusions

●	From a legal point of view, Cementos Selva S.A.C. has the ownership of the mining properties for the exploration, development and production of limestone to supply the cement plants for normal production during the life of the quarry.

●	Cementos Selva S.A.C. has been complying with international ISO-9001 standards since 2015 and has implemented Quality Assurance and Quality Control (QAQC). The controls are applied for the construction of the Geological Model, Resource estimation and Reserves estimation.

●	Cementos Selva S.A.C. has a quality assurance system in its operations that includes sample preparation methods, procedures, analysis and security, which comply with the best practices in the industry.

●	The information verification and validation processes are carried out following the procedures indicated in the information flows. The validated information is congruent with the one that generated the geological models, which is the fundamental basis for the estimation of Resources.

●	The geological modeling of the limestone deposit considers its update with the drilling campaign developed during the 2023, being consistent with the relationship between the information and the geological model.

●	The Mineral Resource and Reserves estimation considers the geologic characteristic and modifying factors as well as due consideration of risk: geologic and associated with evaluation of modifying factors. The main quality variable is the CaO content which is very stable in the deposit. There are other secondary variables that determine the quality of the Reserves.

●	In the process of estimating Mineral Reserves and in the production plans of the quarry these variables have been adequately considered in the mining plan, properly sequenced, and with blending processes. There are sufficient proven and probable Reserves for the next 26 years.

●	Table 49 shows the Mineral Resources of the Tioyacu quarry the results of Mineral Resource classification. Likewise, the Mineral Reserves and the results of Mineral Reserve classification are shown in Table 50.

Table 49 Mineral Resources (exclusive of Reserves) of Tioyacu quarry

	Resources	Tonnes M	CaO (%)	Al2O3 (%)	MgO (%)	SiO2 (%)	K2O (%)
Limestone	Measured	22.5	48.41	0.97	0.59	9.51	0.25
	Indicated	4.9	47.56	0.48	3.16	6.05	0.19
	Measured + Indicated	27.4	48.26	0.88	1.05	8.90	0.24
	Inferred	9.0	50.33	0.38	2.48	3.31	0.19

Table 50 Mineral Reserves of Tioyacu quarry

	Reserves	Tonnes M	CaO (%)	Al2O3 (%)	MgO (%)	SiO2 (%)	K2O (%)
Limestone	Proven	6.3	51.54	0.55	1.01	4.04	0.21
	Probable	4.9	50.95	0.30	2.29	2.67	0.14
	Total	11.2	51.28	0.44	1.56	3.45	0.18

●	The cement plant located in Rioja has equipment and facilities available for cement production, using limestone from the Tioyacu quarry and other necessary materials.

●	The Health, Safety and Environment department is in charge of supervising and ensuring compliance with the Company’s corporate policies and the various legal requirements of the national regulatory bodies by all company departments.

●	Through its Social Responsibility department, Cementos Selva S.A.C. has built relationships of trust with the communities surrounding its operations, identifying their primary needs in health, education, urban development and local development.

●	Infrastructure-wise, the operation in Tioyacu quarry and Rioja plant, in relation to infrastructure, is technically and economically feasible due to the life of the quarry.

●	The sensitivity analysis shows that the operation is economically robust.

23.	Recommendations

●	Maintain the QAQC program for exploration, development and production activities associated with cement production.

●	Include QAQC plans and density control for the subsequent diamond drilling campaigns.

●	It is recommended to finish the drilling campaign that began in 2024 and carry out the geological interpretation of the data generated during the campaign, so that it can be incorporated into the Resource and Reserve model, which will provide greater support and robustness to these model.

●	Maintain a permanent monitoring of the installed piezometers both for water levels and water quality, to evaluate the evolution of levels during the production of the Tioyacu quarry.

24.	References

Environmental Hygiene & Safety S.R.L. (2104). “Almacen de Materias Primas en Exteriores de Planta de Fabricación de Cementos – Rioja”.

GEOSYM CONSULTORES S.A.C (2016). Estudio Geológico, Geotécnico, Hidrológicos e Hidrogeológicos de La Cantera “Tioyacu” – Volumen I: Estudio Geológico.

GEOSYM CONSULTORES S.A.C (2016). Estudio Geológico, Geotécnico, Hidrológicos e Hidrogeológicos de La Cantera “Tioyacu” – Volumen II: Estudio Hidrogeológico.

GEOSYM CONSULTORES S.A.C (2016). Estudio Geológico, Geotécnico, Hidrológicos e Hidrogeológicos de La Cantera “Tioyacu” – Volumen III: Estudio Geotécnico.

GEOSYM CONSULTORES S.A.C (2016). Estudio Geológico, Geotécnico, Hidrológicos e Hidrogeológicos de La Cantera “Tioyacu” – Volumen IV: Estudio Hidrológico.

MINCONSULT S.R.Ltda, (2012). Plan de Minado.

SEGECO S.A. (1998). Estudio de Impacto Ambiental De La Cantera de Calizas “Tioyacu” de Cementos Selva S.A.C.

SEGECO S.A. (2011). Estudio de Impacto Ambiental “Ampliación de Producción Línea 3 – Cementos Selva”.

SEGECO S.A. (2012). Estudio de Impacto Ambiental “Ampliación de Explotación de la Cantera Tioyacu”.

Walsh Perú S.A. (2000). Diagnóstico Ambiental Preliminar (DAP) de la Planta Industrial Rioja.

25.	Reliance on information provided by registrant

In preparing this report, the qualified persons relied upon data, written reports and statements provided by the registrant in accordance with 17 CFR § 229.1302(f). After careful review of the information provided, the QPs have no reason to believe that any material facts have been withheld or misstated. Cementos Selva provided the information as summarized in Table 51.

Table 51 List of Cementos Selva S.A.C. information.

Chapter	Chapter name	Information provided by CPSAA
3	Property description	Legal matters related to property rights and the authority “Instituto Geológico, Minero y Metalúrgico INGEMMET”
16	Market studies	Marketing information, CPSAA information, CSSA information, ASOCEM, INEI and BCRP
17	Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups	Community Relations and information about agreements with stakeholders
18	Capital and operating costs	Historical data about cost, price and investments
19	Economic analysis	The International Monetary Fund Economic model, Macroeconomic trends, data, assumptions, and interest rates
20	Adjacent properties	Legal matters related to property rights and the authority “Instituto Geológico, Minero y Metalúrgico “INGEMMET”